Filed Pursuant to Rule 424(b)(5)

Registration No. 333-144194

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell the common stock or a solicitation of an offer to buy the common stock in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated February 6, 2008

Prospectus Supplement to Prospectus dated June 29, 2007.

MBIA INC.

50,335,570 Shares of Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “MBI.” The last reported sale price of the common stock on February 5, 2008 was $14.90 per share.

	Per Share	Total
Public Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before expenses, to MBIA	$	$

We have granted the underwriters the right to purchase up to an additional 7,550,336 shares to cover over-allotments.

Warburg Pincus will provide a backstop for this offering by agreeing to purchase up to $750 million of our convertible participating preferred stock.

An investment in the shares involves a high degree of risk. You should not invest unless you can afford to lose your entire investment. See “Risk Factors” beginning on page S-22.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on February     , 2008.

JPMORGAN	LEHMAN BROTHERS

February     , 2008.

Prospectus Supplement

You should rely only on information contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus with respect to the offering filed by us with the U.S. Securities and Exchange Commission (the “SEC”) or information to which we have referred you. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus supplement, the accompanying prospectus and any free writing prospectus with respect to the offering filed by us with the SEC and the documents incorporated by reference herein and therein is only accurate as of the respective dates of such documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are offering to sell, and are seeking offers to buy, the common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus

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must inform themselves about and observe any restrictions relating to the offering and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of the offering or of MBIA Inc. and its subsidiaries varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

The information incorporated by reference in this prospectus supplement is considered a part of this prospectus supplement. See “Incorporation by Reference.”

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “MBIA,” the “Company,” “we,” “us” and “our” or similar terms are to MBIA Inc. and its subsidiaries. References to “MBIA Corp.” are to our wholly-owned subsidiary, MBIA Insurance Corporation, and references to “Warburg Pincus” are to Warburg Pincus Private Equity X, L.P.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference statements that do not directly or exclusively relate to historical or current facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe,” “anticipate,” “project,” “plan,” “expect,” “intend,” “will likely result,” or “will continue” and similar expressions identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of their respective dates.

Factors that could materially affect these forward-looking statements can be found in our periodic reports filed with the SEC. In addition to those discussed under the caption “Risk Factors” in this prospectus supplement, in Item 1A of our most recent annual report on Form 10-K for the year ended December 31, 2006, and in Item 8.01 of our Current Report on Form 8-K filed on January 9, 2008, and other possible factors not listed, the following factors could cause our actual results to differ materially from those expressed in forward-looking statements:

•	the possibility that we will not be able to raise sufficient capital to avoid a downgrade of the financial strength ratings of MBIA Corp. and our other insurance subsidiaries;

•	the possibility that we will experience severe losses due to the continued deterioration in the performance of residential mortgage-backed securities and collateralized debt obligations;

•	fluctuations in the economic, credit, interest rate or foreign currency environment in the United States and abroad;

•	level of activity within the national and international credit markets;

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•	competitive conditions and pricing levels;

•	legislative or regulatory developments;

•	technological developments;

•	changes in tax laws;

•	changes in our credit ratings;

•	the effects of mergers, acquisitions and divestitures; and

•	uncertainties that have not been identified at this time.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus supplement and the accompanying prospectus are made only as of the dates of this prospectus supplement and the accompanying prospectus, respectively, and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved. We undertake no obligation to publicly correct or update any forward-looking statement if we later become aware that such results are not likely to be achieved.

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SUMMARY

MBIA Inc.

MBIA Inc. is a holding company whose subsidiaries are engaged in providing financial guarantee insurance and investment management services to public finance and structured finance clients worldwide. We conduct our financial guarantee insurance business through our wholly-owned subsidiary, MBIA Corp., and its subsidiaries. MBIA Corp. has triple-A financial strength ratings from Standard and Poor’s Rating Services (“S&P”) (credit watch negative), Moody’s Investors Service, Inc. (“Moody’s”) (watch list negative), Fitch, Inc. (“Fitch”) (rating watch negative) and Rating and Investment Information, Inc. See “—Recent Developments—Rating Agency Review.” MBIA Corp. issues financial guarantees for municipal bonds, asset-backed and mortgage-backed securities, investor-owned utility bonds, bonds backed by publicly or privately funded public-purpose projects, bonds issued by sovereign and sub-sovereign entities, obligations collateralized by diverse pools of corporate loans and pools of corporate and asset-backed bonds, and bonds backed by other revenue sources such as corporate franchise revenues, both in the new issue and secondary markets. Additionally, MBIA Corp. insures credit default swaps primarily on pools of collateral, which it considers part of its core financial guarantee insurance business. The financial guarantees issued by MBIA Corp. provide an unconditional and irrevocable guarantee of the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event that MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise, upon such acceleration by MBIA Corp.

We also provide investment management products and services to the public, not-for-profit and corporate sectors through our wholly-owned subsidiary, MBIA Asset Management, LLC, and its subsidiaries. Such products and services include cash management, discretionary asset management and fund administration services and investment agreement, medium-term note and commercial paper programs related to funding assets for third-party clients and for investment purposes.

Our insurance company subsidiaries are subject to various statutory and regulatory restrictions, applicable to insurance companies generally, that limit the amount of cash dividends, loans and advances that those subsidiaries may pay to us. Regulations relating to capital requirements affecting some of our other subsidiaries may also restrict their ability to pay dividends and other distributions and make loans to us. MBIA Corp. paid dividends of $95 million, $839 million and $500 million to MBIA Inc. in 2005, 2006 and 2007, respectively. Portions of the dividends paid in 2006 and all of the dividends paid in 2007 were special dividends paid with the prior approval of the New York Superintendent of Insurance (the “Superintendent”). MBIA Corp. will not be able to pay dividends without prior approval by the Superintendent until April 2008. The maximum amount of ordinary dividends that MBIA Corp. expects to be able to pay in 2008 is estimated to be between $500 million and $550 million.

We were incorporated as a business corporation under the laws of the State of Connecticut in 1986. Our principal executive offices are located at 113 King Street, Armonk, New York 10504. The telephone number is (914) 273-4545.

Recent Developments

2007 Results

On January 31, 2008, we reported financial results for our fourth quarter and full year ended December 31, 2007.

On February 6, 2008, we announced that in connection with the continuing review and finalizing of our financial results for our fourth quarter and full year 2007, we will decrease our previously announced fourth quarter pre-tax net loss on financial instruments at fair value (“mark-to-market”) by $110 million and increase our previously announced special addition to the unallocated loss reserve for prime, second-lien mortgage exposure by $100 million to $200 million. These changes will result in a $6.5 million decrease to our previously announced net loss for the year and three months ended December 31, 2007.

On January 31, 2008, we established a special addition of $100 million to the unallocated loss reserve to reflect our estimate of probable losses as a result of continuing adverse developments in the residential mortgage market related to prime, second-lien mortgage exposure, but which have not yet been specifically identified to individual policies. Following our January 31, 2008 earnings release for the fourth quarter and year ended December 31, 2007, we conducted a review of information for the month of December 2007 recently received from servicers who provide monthly reports on structured finance transactions. Upon completion of the review of the December 2007 information, we determined to further increase the unallocated loss reserve for potential losses on the second-lien portfolio. Accordingly, we have added another $100 million to our unallocated loss reserve for prime, second-lien loss exposure, resulting in a total special addition of $200 million.

In addition, we stated that we will decrease our previously announced fourth quarter pre-tax mark-to-market net loss and foreign exchange by $110 million. This reduction stems from a $400 million Money Market Committed Preferred Custodial Trust securities (“CPCT Securities”) facility created for the primary purpose of issuing CPCT Securities and investing the proceeds in high quality commercial paper or short-term U.S. Government obligations. This soft capital facility constitutes a financial instrument which is required to be fair valued (“mark-to-market”). Accordingly, we also said that we had a $110 million mark-to-market gain on this facility during fiscal 2007.

The financial results set forth below have been updated to reflect these revisions.

The results, as compared with the same period of the prior year, were as follows:

•	Net loss for the full year 2007 was $1.9 billion, compared with net income of $819.3 million in 2006.

•	Net loss per share for the full year 2007 was $15.17, compared with net income per share of $5.99 in 2006.

The decline in net income for 2007 was primarily due to a pre-tax net loss of $3.4 billion, or on an after-tax basis, $2.2 billion or $17.47 per share, on financial instruments at fair value and foreign exchange. Significantly wider spreads and ratings downgrades of securities backing collateralized debt obligations (“CDO”) during the fourth quarter adversely affected the mark-to-market valuation of the Company’s insured credit derivatives portfolio. As announced on January 9, 2008, we estimate a credit impairment of $200 million, included in the pre-tax net loss of $3.4 billion, on our insured credit derivatives portfolio for three CDO-squared transactions on which we expect to incur actual losses in the future. We continue to believe that the balance of the mark-to-market losses are not predictive of future claims and, in the absence of further credit impairment, the cumulative marks should reverse over the remaining life of the insured credit derivatives. Additionally, the mark-to-market does not affect rating agency evaluations of MBIA’s capital adequacy, except to the extent of impairments.

Also contributing to our pre-tax net loss was $813.5 million of pre-tax loss and loss adjustment expense (“LAE”) comprising case loss activity of $613.5 million and a special addition of $200 million to the unallocated loss reserve for our prime, second-lien mortgage exposure. The case loss activity reflects our best estimate of probable and reasonably estimable losses.

Mark-to-market losses during the fourth quarter on insured credit derivatives that were reinsured for MBIA by Channel Re (a financial guarantee reinsurer in which MBIA Corp. has a 17.4 percent equity ownership interest) resulted in us adjusting the carrying value of our ownership interest from $85.7 million to zero. The adjustment is reflected in net losses on financial instruments at fair value. Absent further credit impairment, we believe that substantially all of the mark-to-market losses on the business reinsured by Channel Re are not predictive of future claims and should reverse over time; therefore, the carrying value of our investment in Channel Re would be adjusted accordingly in the future.

Net loss for the fourth quarter of 2007 was $2.3 billion compared with net income of $181.0 million for the same period of 2006. For the fourth quarter of 2007, net loss per share was $18.55 compared with net income per share of $1.32 for the fourth quarter of 2006.

Earnings per diluted share information

	Three Months Ended December 31,		Year Ended December 31,
	2006	2007	2006	2007
Net income (loss)	$1.32	$(18.55)	$5.99	$(15.17)

Insurance Operations Results

In 2007, total premiums earned, which include scheduled premiums earned and refunding premiums earned, were $855.6 million compared with $852.6 million in 2006. Scheduled premiums earned in 2007 increased 6 percent to $734.8 million from $691.1 million in 2006, reflecting growth in production, while premiums from refundings decreased 25 percent.

The 25 percent decline in premiums earned from refundings, to $120.8 million in 2007 from $161.5 million in 2006, was largely due to the decrease of advanced refundings of U.S. public finance transactions during the third and fourth quarters of 2007, as spreads between tax-exempt interest rates and rates on Treasury securities, which are used to defease advanced refunding deals, have widened markedly. The acceleration of premiums into earnings due to refundings accounted for 14 percent of total premiums earned for the year, compared with 19 percent in 2006. Earned premiums from refundings accelerate value for shareholders as compared with transactions that remain on the books for the full term of the deal.

For 2007, pre-tax net investment income decreased 1 percent to $572.8 million from $581.1 million in 2006. The decrease is related to lower average invested assets primarily due to the $1 billion of dividends that were paid by MBIA Corp. to MBIA in December 2006 and April 2007. For the fourth quarter of 2007, pre-tax net investment income was level with the fourth quarter of 2006.

Our fees and reimbursements were down 38 percent for the year to $20.8 million from $33.5 million in 2006. In 2006, we received two large expense reimbursements from Eurotunnel and a third from another remediation. In the fourth quarter of 2007, fees and reimbursements were $1.2 million, $3.1 million less than in the fourth quarter of 2006.

Total insurance expenses in 2007 increased to $1.2 billion from $379.3 million during the prior year. For the fourth quarter, total insurance expenses increased to $908.4 million from $104.8 million. The increases for both periods were largely the result of the $836.7 million loss and LAE incurred for the fourth quarter of 2007, described below.

Gross insurance expenses, which are prior to any expense deferrals, were down 8 percent for the year to $248.0 million from $268.4 million in 2006. For the fourth quarter of 2007, gross insurance expenses decreased 19 percent, from $79.3 million to $64.6 million. The decrease in the fourth quarter of 2007 was primarily due to the acceleration of expenses in the fourth quarter of 2006 related to certain existing long-term incentive compensation awards and the adoption of a new retirement plan, as well as a decline in loss prevention expenses.

In 2007, we incurred $900.3 million in loss and LAE, compared with $80.9 million in 2006. The 2007 expenses consist of our loss reserving formula of 12 percent of scheduled premiums earned, or $86.8 million, and two fourth quarter additions totaling $813.5 million. Total fourth quarter loss and LAE amounted to $836.7 million. Our loss reserving formula of 12 percent of scheduled premiums earned resulted in an unallocated loss reserve addition of $23.1 million for the quarter. We also recorded $613.5 million in case loss activity, which represents our assessment of probable and reasonably estimable losses for our insured exposure to prime, second-lien residential mortgage-backed securities (“RMBS”) transactions consisting of home equity lines of credit and closed-end second-lien mortgages. We also established a special addition of $200 million to the unallocated loss reserve to reflect our estimate of probable losses as a result of the adverse developments in the residential mortgage market related to prime, second-lien mortgage exposure, but which have not yet been specifically identified to individual policies. After the fourth quarter loss reserving activity, our unallocated loss reserve totaled $434.5 million at December 31, 2007.

The overall credit quality of the insured portfolio remained high with 82.5 percent of the total book of business having underlying ratings of A or better as of December 31, 2007, versus 81.1 percent a year ago. More significantly, the triple-A-rated component of the outstanding insurance portfolio has increased to 24.6 percent from 20.9 percent at the end of 2006. Also, the percentage of the portfolio rated below investment grade on an S&P priority basis decreased to 1.4 percent as of December 31, 2007 from 1.9 percent as of December 31, 2006. (Our below investment grade net par exposure includes $10.6 billion of home equity lines of credit and closed-end second RMBS and multi-sector CDOs of high grade CDOs, which were not rated below investment grade under the S&P priority basis as of December 31, 2007.) The largest reduction in the below investment grade-rated portion of the insured portfolio resulted from the elimination of our $1.6 billion exposure to Eurotunnel during 2007. Based on our internal ratings, the percentage of the portfolio rated below investment grade increased to 2.1 percent as of December 31, 2007, from 1.2 percent as of December 31, 2006.

Our pre-tax operating income, excluding net realized gains and losses and net gains and losses on financial instruments at fair value (with the exception of credit impairment) and foreign exchange, from insurance operations for 2007 declined 94 percent to $67.0 million compared with $1.1 billion for 2006. The decline was due to the fourth quarter 2007 additional loss activity of $813.5 million and credit impairment in the insured derivatives portfolio of $200 million.

Investment Management Services

For 2007, pre-tax operating income, excluding net realized gains and losses and net gains and losses on financial instruments at fair value and foreign exchange, for Investment Management Services was up 9 percent, from $101.2 million to $110.0 million due to higher average assets under management (“AUM”). The market value of average AUM for 2007, including conduit assets of $4.3 billion, was $66.1 billion, up 18 percent from $56.0 billion for 2006. Strong growth in the asset liability products segment from increased volume of investment agreements and medium-term notes, and increased balances managed in the municipal investment pool and customized asset management business in the advisory services segment, contributed to the increase in AUM.

Within the advisory services segment, we were the investment manager of the structured investment vehicle (“SIV”) named Hudson-Thames, acting under an investment management agreement and at the direction of an independent board of directors. Launched at the end of 2006, Hudson-Thames had $2 billion of assets at its peak. We also invested $15.8 million in the capital notes of Hudson-Thames, representing 12 percent of the capital notes. During the summer of 2007, adverse conditions in the structured finance and SIV markets inhibited Hudson-Thames from issuing new senior notes (primarily commercial paper) to repay maturing notes. During the fourth quarter, at the direction of the Hudson-Thames board of directors, all of the remaining assets of Hudson-Thames were sold, all of its senior liabilities were fully paid, and in December 2007, Hudson-Thames ceased operations. Overall results for 2007 reflect the impairment of MBIA’s capital notes and unreimbursed expenses, which combined totaled $8.2 million, of which $3.7 million was recorded in the fourth quarter.

Corporate

For 2007, the corporate pre-tax operating loss, excluding net realized gains and losses and net gains and losses on financial instruments at fair value and foreign exchange, increased 4 percent to $89.0 million from a loss of $85.8 million in 2006. The increased operating loss reflects a $10 million increase in corporate expenses during 2007, primarily related to higher expense allocations from the insurance company, partially offset by $6.4 million in insurance recoveries. The insurance recoveries represent payments under directors’ and officers’ insurance policies, under which we are being reimbursed for a portion of the expenses incurred for regulatory investigations and related litigation in prior periods. For the fourth quarter of 2007, the pre-tax operating loss was $25.8 million, 5 percent greater than the $24.7 million loss for the fourth quarter of 2006. At December 31, 2007, MBIA Inc. had cash and investments totaling $433.9 million.

Gains and Losses

In 2007, we recorded net realized gains of $51.3 million for all business operations, compared with net realized gains of $15.4 million in 2006. For the fourth quarter of 2007, we recorded net realized gains of $24.1 million compared with $5.1 million of net realized losses for the fourth quarter of 2006. The year-over-year changes were primarily due to customary activity associated with the management of our investment portfolio.

Consistent with our policy for evaluating all of our investments to assess whether any declines in fair value below amortized cost are other than temporary, we identified two holdings totaling $37 million in amortized cost in the asset liability products segment for which we took a $20 million write-down in the fourth quarter of 2007. Both holdings are structured finance assets, one of which is a SIV managed by a third party, and the other is an uninsured CDO.

We recorded pre-tax net losses on financial instruments at fair value and foreign exchange of $3.4 billion for all business operations in 2007, compared with pre-tax net gains of $14.5 million in 2006. For the fourth quarter, net losses were $3.0 billion in 2007 compared with a net gain of $4.0 million in 2006.

The $3.4 billion net loss in 2007 includes a non-cash net loss of $3.7 billion for our insured credit derivatives portfolio, partially offset by a non-cash $0.2 billion net gain from our Investment Management Services operations’ derivatives portfolio and a non-cash $0.1 billion mark-to-market gain on our $400 million soft capital facility. When we write credit protection in the form of a credit default swap, we account for the transaction under the requirements of Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” Under SFAS 133, these transactions must be marked-to-market and the change in fair value recorded in our income statement. The majority of these credit default swaps provide guarantees for structured finance transactions with underlying collateral of CDOs backed by various assets including RMBS, commercial real estate securities (structured commercial mortgage-backed securities (“CMBS”) pools), CDOs and other asset-backed securities, corporate bonds and loans. These transactions are typically underwritten at or above a triple-A underlying rating level.

Approximately two-thirds of our fourth quarter $3.4 billion mark-to-market loss on the insured credit derivatives portfolio resulted from wider spreads for CMBS and RMBS collateral and the remaining one-third was primarily due to ratings downgrades of the collateral comprising insured credit derivatives for multi-sector CDO structures.

Our insured credit derivatives contracts have similar terms and conditions to our financial guarantee insurance contracts, and we are not required to post collateral to a counterparty, thereby avoiding the liquidity risks more typical of market standard credit default swaps. We manage our insured credit derivatives portfolio the same way we manage our other insurance contracts, including the same monitoring process to detect impairment. As a result of our fourth quarter review for losses, we estimated that $200 million of our fourth quarter mark-to-market represents estimated credit impairment related to three CDO-squared transactions on which we expect to incur actual claims in the future. However, we continue to believe that the balance of the mark-to-market losses are not predictive of future claims and, in the absence of further credit impairment, the cumulative marks should reverse over the remaining life of the insured credit derivatives.

As mentioned earlier, during the fourth quarter of 2007, we adjusted our 17.4 percent equity ownership interest in Channel Re from a carrying value of $85.7 million to zero. Channel Re has been placed on review for a possible downgrade by Moody’s. If Channel Re is downgraded, we do not believe such downgrade will materially affect our ability to raise sufficient capital to cover the rating agencies’ capital requirements upon completion of our capital plan described below under “––MBIA Capital Plan.”

Book Value

Our book value per share at December 31, 2007 decreased to $29.16 from $53.43 at December 31, 2006, which includes a $19.24 impact from the third and fourth quarters’ mark-to-market from our structured credit derivatives portfolio.

Share Repurchase

We repurchased $660 million shares of our common stock in the first three quarters of 2007. During the third quarter, we halted our share repurchase activity in light of the growing concerns over the mortgage and structured finance markets. While approximately $340 million remains available under our $1 billion share buyback program, which was authorized by our board of directors in February 2007, we have suspended our share repurchase program.

Holding Company Liquidity

MBIA Inc. has a number of liquidity sources available to meet annual cash requirements and repay debt. In addition to dividends from MBIA Corp., as of December 31, 2007, MBIA Inc. had $434 million in unpledged, unrestricted cash and investments, and a $500 million revolving credit facility with several money center banks. Although the credit facility contains financial covenants, the losses sustained by the Company to date do not create a breach of those covenants. MBIA Inc. was in compliance with these covenants at year end, and remains in compliance at the time of this offering. MBIA Inc. can use the cash balances, revolving credit facility, dividends from MBIA Corp. and its other subsidiaries, earnings in its unregulated business units, and interest income on the MBIA Inc. cash balances to meet MBIA Inc. cash expenses. MBIA Inc.’s fixed cash expenses include interest on the $1.2 billion of MBIA Inc. debt, and certain expenses primarily related to its status as a public company. (The surplus notes issued by MBIA Corp. on January 16, 2008 (the “Surplus Notes”) are not an obligation of MBIA Inc., and any payments on such Surplus Notes will be met by the resources of MBIA Corp.) In 2007, MBIA Inc.’s fixed cash expenses amounted to approximately $110 million. In addition, MBIA Inc. had cash requirements related to the common shareholder dividends of $173 million in 2007. After an announced reduction in the annual dividend from $1.36 per share to $.52 per share, the issuance of 16.1 million shares to Warburg Pincus on January 30, 2008 and the expected issuance of approximately 50 million additional shares pursuant to this offering, annual dividend expense is projected to be approximately $100 million in 2008. For a description of risks related to our liquidity and capital resources, see “Risk Factors—An inability to access capital could adversely affect liquidity, impact MBIA Corp.’s ability to write new business and adversely affect our business, operating results and financial condition” and “Risk Factors—Our holding company structure and certain regulatory and other constraints could affect our ability to pay dividends and make other payments.”

Financial Statements (unaudited)

Beginning with fiscal year 2007 results, MBIA reformatted its Consolidated Statement of Income from a segmented structure that presented revenue and expense results for each business operation to a structure that combines and presents these results in consolidated form. Consequently, certain items in the Statement of Income for the year ended December 31, 2006 do not match the corresponding items presented in “Selected Financial Information” included herein or reports previously filed with the SEC.

MBIA INC. AND SUBSIDIARIES

STATEMENTS OF INCOME

(dollars in thousands)

	Year Ended December 31, 2007 (Unaudited)
	Insurance	Investment Management Services	Corporate	Subtotal	Eliminations(1)	Consolidated
Revenues:
Gross Premiums Written	$998,863	$—	$—	$998,863	$(37,964)	$960,899
Ceded Premiums	(106,474)	—	—	(106,474)	6,357	(100,117)

Net Premiums Written	892,389	—	—	892,389	(31,607)	860,782
Premiums Earned	855,624	—	—	855,624	(31,607)	824,017
Net Investment Income	572,786	1,582,287	14,212	2,169,285	14,555	2,183,840
Fees and Reimbursements	20,832	48,004	—	68,836	(11,995)	56,841
Net Realized Gains (Losses)	55,644	668	(4,988)	51,324	—	51,324
Net Gains (Losses) on Financial Instruments at Fair Value and Foreign Exchange	(3,605,617)	199,565	1,076	(3,404,976)	—	(3,404,976)
Insurance Recoveries	—	—	6,400	6,400	—	6,400

Total Revenues	(2,100,731)	1,830,524	16,700	(253,507)	(29,047)	(282,554)

Expenses:
Losses and Loss Adjustment	900,345	—	—	900,345	—	900,345
Amortization of Deferred Acquisition Costs	66,873	—	—	66,873	—	66,873
Operating	133,259	105,349	28,865	267,473	(28,601)	238,872
Interest Expense	81,810	1,414,944	80,740	1,577,494	(446)	1,577,048

Total Expenses	1,182,287	1,520,293	109,605	2,812,185	(29,047)	2,783,138

Income (Loss) from Continuing Operations before Income Taxes	$(3,283,018)	$310,231	$(92,905)	$(3,065,692)	$—	(3,065,692)

Benefit for Income Taxes						(1,143,744)

Loss from Continuing Operations						(1,921,948)
Income from Discontinued Operations, Net of Tax						—

Net Loss						$(1,921,948)

(1)	Eliminations include:
—	Elimination of intercompany premium income and expense.
—	Elimination of intercompany asset management fees and expenses.
—	Elimination of intercompany interest income and expense pertaining to intercompany receivables and payables.

	Year Ended December 31, 2006
	Insurance	Investment Management Services	Corporate	Subtotal	Eliminations(1)	Consolidated
Revenues:
Gross Premiums Written	$921,964	$—	$—	$921,964	$(36,711)	$885,253
Ceded Premiums	(107,287)	—	—	(107,287)	8,696	(98,591)
Net Premiums Written	814,677	—	—	814,677	(28,015)	786,662
Premiums Earned	852,603	—	—	852,603	(28,015)	824,588
Net Investment Income	581,103	1,167,241	13,462	1,761,806	20,540	1,782,346
Fees and Reimbursements	33,498	44,299	—	77,797	(11,322)	66,475
Net Realized Gains	5,615	6,060	3,763	15,438	—	15,438
Net Gains on Financial Instruments at Fair Value and Foreign Exchange	904	13,162	428	14,494	—	14,494
Insurance Recoveries	—	—	—	—	—	—

Total Revenues	1,473,723	1,230,762	17,653	2,722,138	(18,797)	2,703,341

Expenses:
Losses and Loss Adjustment	80,889	—	—	80,889	—	80,889
Amortization of Deferred Acquisition Costs	66,012	—	—	66,012	—	66,012
Operating	155,863	85,419	18,614	259,896	(18,593)	241,303
Interest Expense	76,490	1,024,903	80,685	1,182,078	(204)	1,181,874

Total Expenses	379,254	1,110,322	99,299	1,588,875	(18,797)	1,570,078

Income (Loss) from Continuing Operations before Income Taxes	$1,094,469	$120,440	$(81,646)	$1,133,263	$—	1,133,263

Provision for Income Taxes						320,080

Income from Continuing Operations						813,183
Income from Discontinued Operations, Net of Tax						6,076
Gain on Sale of Discontinued Operations, Net of Tax						29

Net Income						$819,288

(1)	Eliminations include:
—	Elimination of intercompany premium income and expense.
—	Elimination of intercompany asset management fees and expenses.
—	Elimination of intercompany interest income and expense pertaining to intercompany receivables and payables.

	Three Months Ended December 31		Year Ended December 31
Net Income (Loss) per Common Share:	2006	2007	2006	2007
Basic	$1.36	$(18.55)	$6.17	$(15.17)
Diluted	$1.32	$(18.55)	$5.99	$(15.17)
Weighted-Average Number of Common Shares Outstanding:
Basic	132,898,187	123,739,225	132,794,334	126,670,332
Diluted	137,042,313	123,739,225	136,694,798	126,670,332

MBIA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31, 2006	December 31, 2007 (Unaudited)
Assets
Investments:
Fixed-Maturity Securities Held as Available-for-Sale, at Fair Value (Amortized Cost $27,327,315 and $30,199,471)(2007 includes hybrid financial instruments at Fair Value $596,537)	$27,755,667	$29,589,098
Investments Held-To-Maturity, at Amortized Cost (Fair Value $5,187,766 and $5,036,465)	5,213,464	5,053,987
Investments Pledged as Collateral, at Fair Value (Amortized Cost $176,179 and $1,243,245)	175,834	1,227,153
Short-Term Investments, at Amortized Cost	2,960,646	5,464,708
Other Investments	971,707	730,711

Total Investments	37,077,318	42,065,657
Cash and Cash Equivalents	269,277	263,732
Accrued Investment Income	526,468	590,060
Deferred Acquisition Costs	449,556	472,516
Prepaid Reinsurance Premiums	363,140	325,555
Reinsurance Recoverable on Unpaid Losses	46,941	82,041
Goodwill	79,406	79,406
Property and Equipment (Net of Accumulated Depreciation)	105,950	104,036
Receivable for Investments Sold	77,593	111,130
Derivative Assets	521,278	1,715,881
Current Income Taxes	—	142,763
Deferred Income Taxes, Net	—	1,173,658
Other Assets	246,103	288,639

Total Assets	$39,763,030	$47,415,074

Liabilities and Shareholders’ Equity
Liabilities:
Deferred Premium Revenue	$3,129,620	$3,138,396
Loss and Loss Adjustment Expense Reserves	537,037	1,346,423
Investment Agreements	12,482,976	16,107,909
Commercial Paper	745,996	850,315
Medium-Term Notes (2007 includes hybrid financial instruments at fair value $374,575)	10,951,378	12,830,777
Variable Interest Entity Floating Rate Notes	1,451,928	1,355,792
Securities Sold Under Agreements to Repurchase	169,432	1,163,899
Short-Term Debt	40,898	13,383
Long-Term Debt	1,215,289	1,225,280
Current Income Taxes	6,970	—
Deferred Income Taxes, Net	476,189	—
Deferred Fee Revenue	14,862	15,059
Payable for Investments Purchased	319,640	41,359
Derivative Liabilities	400,318	5,006,549
Other Liabilities	616,243	664,128

Total Liabilities	32,558,776	43,759,269
Shareholders’ Equity:
Common Stock	158,330	160,245
Additional Paid-in Capital	1,533,102	1,649,511
Retained Earnings	6,399,333	4,301,880
Accumulated Other Comprehensive Income (Loss)	321,293	(490,829)
Treasury Stock	(1,207,804)	(1,965,002)

Total Shareholders’ Equity	7,204,254	3,655,805

Total Liabilities and Shareholders’ Equity	$39,763,030	$47,415,074

Warburg Pincus Investment

On December 10, 2007, we entered into an investment agreement (the “Investment Agreement”) with Warburg Pincus, pursuant to which Warburg Pincus committed to invest up to $1 billion in MBIA through a direct purchase of MBIA common stock and the backstop of a rights offering.

Under the terms of the Investment Agreement, Warburg Pincus made an initial investment of $500 million in MBIA through the acquisition of 16.1 million shares of MBIA common stock on January 30, 2008. Pursuant to the Investment Agreement, Warburg Pincus also received warrants to purchase 8.7 million shares of MBIA common stock at a price of $40 per share and “B” warrants, which, upon obtaining certain approvals, will become exercisable to purchase an additional 7.4 million shares of common stock at a price of $40 per share. The term of the warrants is seven years. In addition, all of the securities purchased by Warburg Pincus at the January 30, 2008 closing are subject to transfer restrictions for a minimum of one year and up to three years. As part of the Investment Agreement, MBIA’s maximum board size has been increased to a new total of thirteen members, and we have appointed two Warburg Pincus nominees to the board of directors.

Pursuant to the Investment Agreement, MBIA’s senior management agreed to invest a total of $2 million in MBIA common stock at $31 per share, which investments will be completed within 60 days of January 30, 2008. The terms of the management investment are described in MBIA’s current report on Form 8-K filed with the SEC on December 26, 2007.

On February 6, 2008 we and Warburg Pincus entered into an Amended and Restated Investment Agreement to provide that Warburg Pincus would backstop this offering by agreeing to purchase up to $750 million of convertible participating preferred stock, or “preferred stock.” Pursuant to the terms of the amended Investment Agreement, Warburg Pincus’s obligation to backstop a rights offering will be reduced by the sum of (i) the aggregate price of the shares of our common stock we sell in this offering and (ii) the aggregate purchase price of any preferred stock we sell to Warburg Pincus in connection with this offering.

Under the backstop commitment for this offering, MBIA may elect to sell to Warburg Pincus a number of shares of preferred stock for an aggregate purchase price equal to the difference, if any, between (A) $750 million and (B) the product of (i) the per share offering price of the common stock in this offering and (ii) the number of shares of common stock sold in this offering (the “Backstop Shortfall Amount”). Each share of preferred stock will have a per share price of $1,000, with an “as-converted-price” per share of our common stock equal to a price that is 15% below the last reported sale price of our common stock on February 6, 2008 (the “As-Converted-Price”). Warburg Pincus has the option, exercisable at any time prior to the later of the closing of this offering or February 15, 2008, to purchase up to $300 million of preferred stock (the “Backstop Option”). The Backstop Shortfall Amount will be decreased on a dollar for dollar basis to the extent of Warburg Pincus’s exercise of the Backstop Option. In addition, the Investment Agreement does not prohibit Warburg Pincus from purchasing shares in this offering. The backstop is conditioned upon this offering being closed by February 15, 2008. We intend to agree with the underwriters that, in connection with this offering, we will exercise our election to sell our preferred stock for the entire Backstop Shortfall Amount, assuming that this offering is completed.

Pursuant to the terms of the amended Investment Agreement, Warburg Pincus will receive “B” warrants, which, upon obtaining certain approvals, will become exercisable to purchase between 4 million and 8 million shares of MBIA common stock at a price per share equal to a price that is approximately 33% above the As-Converted-Price, whether or not this offering is completed, depending on the portion of the backstop we utilize. The term of the “B” warrants is seven years.

The backstop closing is subject to limited closing conditions, including performance of specified covenants and the absence of any injunction or other legal prohibition on closing. The backstop closing will occur as promptly as practical, but at Warburg Pincus’ option, the backstop closing may take place up to 12 business days following MBIA’s satisfaction of the closing conditions and the determination of the amount of preferred shares Warburg Pincus will purchase.

The terms of the preferred stock will provide that the preferred stock is non-voting and is mandatorily convertible into common stock, as described in “The Investment Agreement and the Backstop Commitment—The Backstop Commitment,” once all shareholder approvals necessary for such conversion are received by MBIA. The preferred stock will generally be entitled to the same dividends as our common stock. In the event that the preferred stock has not converted to common stock prior to the six month anniversary of its issuance, the holders of the majority of the preferred stock shall have consent over the payment of dividends on our common stock. For periods starting on or after July 1, 2008, the preferred stock will accrue an additional dividend, only payable in kind, at an annual rate of 10%. Beginning one-year following the date that the preferred stock is issued, Warburg Pincus may require MBIA to redeem the preferred stock, subject to certain limitations, at a redemption price equal to 1.2 times the greater of (i) $1,000 per share (plus any accrued and unpaid dividends) or (ii) the market price of the common stock that would have been received for one share of preferred stock had such preferred stock been converted one business day prior to the date of the notice related to such redemption. Warburg Pincus generally may redeem only up to one-third of the aggregate remaining preferred stock during any one year. However, Warburg Pincus may redeem an amount greater than this cap under a number of circumstances. See “The Investment Agreement and the Backstop Commitment—The Backstop Commitment” and “Risk Factors—Failure of our shareholders to approve the conversion of any preferred stock sold to Warburg Pincus to common stock at the 2008 annual meeting of our shareholders could materially adversely affect the value of your investment in the Company.”

The Amended and Restated Investment Agreement will be attached as an exhibit to an MBIA current report on Form 8-K to be filed with the SEC and incorporated herein by reference.

MBIA Corp. Surplus Notes Offering

On January 16, 2008, MBIA Corp. closed an offering of $1 billion of Surplus Notes, which MBIA Corp. issued as part of our comprehensive plan to strengthen our capital as described below under “—MBIA Capital Plan.” The offering consisted of $1 billion principal amount of Surplus Notes due in 2033 with an initial interest rate of 14 percent until January 15, 2013 and thereafter at an interest rate of three-month LIBOR plus 11.26 percent. The Surplus Notes are callable at par at MBIA Corp.’s option on the fifth anniversary of the date of issuance and every fifth anniversary thereafter, subject to prior approval by the Superintendent and other restrictions. The fiscal agency agreement governing the Surplus Notes is filed as an exhibit to MBIA’s Current Report on Form 8-K filed with the SEC on January 17, 2008.

Rating Agency Review

In recent months, Moody’s, S&P and Fitch have made several announcements with respect to our ratings, as described below. The current status of our and MBIA Corp.’s ratings is as follows:

Current Status

Agency	Rating (MBIA Inc. / MBIA Corp.)	Outlook	Date of Last Announcement

Moody’s	Aa3/Aaa	Watch list negative	January 17, 2008

S&P	AA-/AAA	Credit watch negative	January 31, 2008

Fitch	AA/AAA	Rating watch negative	February 5, 2008

Moody’s

On December 5, 2007, Moody’s published a comment intended to update the market about Moody’s analytic work as well as to offer additional detail about the methods and processes underlying their assessment of the continuing deterioration in the RMBS market on their ratings of financial guarantors, including MBIA. In its comment, Moody’s indicated three factors that would largely determine whether Moody’s takes rating actions on those financial guarantee insurers most exposed to deterioration in the mortgage markets: (1) current capital adequacy—whether the guarantor meets Moody’s capital adequacy benchmarks for its rating; (2) prospective capital adequacy—whether the guarantor will meet Moody’s capital adequacy benchmarks in the near and medium term, and (3) strength of franchise and business model—whether the guarantor will be able to access, going forward, attractive business opportunities consistent with its rating level. Moody’s further indicated that, based on additional analysis of MBIA’s RMBS portfolio, Moody’s believed that MBIA was somewhat likely to exhibit a capital shortfall.

On December 14, 2007, Moody’s released ratings announcements concerning a number of financial guarantee insurers, including MBIA Corp., resulting from Moody’s reassessment of such insurers’ capital adequacy. Moody’s affirmed MBIA Corp.’s insurance financial strength rating at Aaa but changed its outlook for MBIA Corp. to “negative” from “stable,” while confirming the outlook of three of MBIA Corp.’s competitors as “stable.” Moody’s indicated that this action reflected the stress to MBIA Corp. from its mortgage-related exposures as well as the steps already taken, and likely to be taken, by MBIA Corp. to strengthen its capital position. Moody’s also indicated that MBIA Corp.’s current capitalization is below the target Aaa level, and would be close to the minimum Aaa level under Moody’s stress scenario. Moody’s further indicated that while it believes that the investment by Warburg Pincus, as described above under “—Warburg Pincus Investment,” will address MBIA Corp.’s estimated shortfall in hard capital, the negative outlook reflects uncertainty concerning the performance of MBIA Corp.’s insured portfolio and the ultimate resolution of its total capital plan. In addition, Moody’s stated that it will evaluate any changes in MBIA Corp.’s governance, strategy and risk management made in response to the material stress faced by MBIA Corp. on its mortgage-related exposures. Moody’s stated in its announcement that it expected to revise MBIA Corp.’s outlook to “stable” to the extent MBIA Corp. executed an overall capital plan that reestablished a robust capital position. See “—MBIA Capital Plan” below for a discussion of our capital plan.

On January 17, 2008, Moody’s placed the Aaa insurance financial strength ratings of MBIA Corp. and its insurance affiliates, the Aa2 ratings of MBIA Corp.’s newly issued Surplus Notes, and the Aa3 ratings of the junior obligations of MBIA Corp. and the senior debt of MBIA Inc. on watch list negative. Moody’s stated in its announcement that “the rating action reflects Moody’s growing concern about the potential volatility in ultimate performance of mortgage and mortgage-related CDO risks, and the corresponding implications for MBIA’s risk-adjusted capital adequacy.”

On January 31, 2008, Moody’s published its preliminary views about the financial guarantee industry. It stated that its estimate of the capital needed to support the mortgage-related risk of some guarantors has risen significantly, and that some existing firms may be unable to restore financial strength to levels consistent with a Aaa rating, which could possibly lead them to pursue a more narrow business focus or enter runoff. Moody’s indicated that a Aaa guarantor needs an adequate level of capital, a risk management and underwriting framework commensurate with that capital, and a viable business plan. Moody’s suggested that if any one of these characteristics were judged by it to be inadequate, it would expect to lower the guarantor’s rating. Moody’s added that the business orientation and underwriting guidelines of firms in this sector might require meaningful change in order to retain Aaa ratings.

S&P

On November 26, 2007, S&P’s Global Bond Insurance Group announced that it was preparing a comment on bond insurers’ subprime exposure. S&P’s comment on this topic from August 2, 2007 included a stress scenario for the primary bond insurers that reflected an opinion that conservative theoretical deterioration of subprime RMBS and CDOs with subprime collateral would not impair the bond insurers’ capital adequacy.

On December 19, 2007, S&P released ratings announcements concerning a number of financial guarantee insurers, including MBIA, resulting from worsening expectations for the performance of insured subprime RMBS and CDOs of asset-backed securities. S&P affirmed MBIA’s insurance financial strength rating at AAA but changed its outlook for MBIA to “negative” from “stable,” while confirming the outlook of two of MBIA’s competitors as “stable.” S&P indicated in its announcement that its “research has led [S&P] to the conclusion that the potential for further mortgage market deterioration remains uncertain and will challenge the ability of the insurers to accurately gauge their ongoing additional capital needs in the near term. As a result, [S&P] [is] effectively adopting a negative outlook for those firms with significant exposure to domestic subprime mortgages and/or meaningful lower credit quality exposures. The assignment of a negative outlook also reflects Standard & Poor’s assessment with regard to the strength of a company’s capital position when weighed against projected stress case losses as well as the comprehensiveness and degree of completion of projected capitalization strengthening efforts underway.”

On January 15, 2008, S&P announced that it had revised its surveillance assumptions for U.S. RMBS securities, in particular that it increased the expected loss assumption for 2006 vintage subprime collateral to 19% from 14%. The change in assumptions was driven by negative trends in monthly performance data for subprime mortgages as well as certain macroeconomic factors driving U.S. home prices.

On January 17, 2008, S&P released updated results of its Bond Insurance Stress Test for financial guarantors in light of its revised assumptions for subprime-related exposures. In its report, S&P concluded that the increased stress losses resulting from the revised assumptions was not significant for MBIA in the context of its capital position and intended capital plan. As such, MBIA’s ratings and outlook, as well as those of all other financial guarantee companies, remained unchanged from their previous position as announced by S&P on December 19, 2007.

On January 30, 2008, S&P announced that it placed on credit watch with negative implications or downgraded its ratings on 6,389 classes from U.S. RMBS transactions backed by U.S. first-lien subprime mortgage collateral rated between January 2006 and June 2007. At the same time, S&P placed on credit watch negative 1,953 ratings from 572 global CDO of asset-backed securities (“ABS”) and CDO of CDO transactions. The rating actions were primarily driven by S&P’s revised surveillance assumptions for subprime RMBS and their related impact on ABS CDOs and CDOs of CDOs which had been announced on January 15, 2008.

On January 31, 2008, S&P placed the AAA insurance financial strength ratings of MBIA Corp. and its insurance affiliates, the AA- rating of MBIA’s senior debt and the AA ratings of MBIA Corp.’s North Castle Custodial Trusts I-VIII on credit watch with negative implications. This rating action by S&P was the result of S&P’s most recent review of MBIA’s capital plan. S&P stated in its announcement regarding the change that “[a]lthough MBIA has succeeded in accessing $1.5 billion of additional capital, the magnitude of projected losses underscores our view that time is of the essence in the completion of capital-raising efforts.”

Fitch

On December 20, 2007, Fitch placed the AA ratings of MBIA Inc. and AAA ratings of MBIA Corp. and its subsidiaries on rating watch negative pending MBIA Inc.’s raising additional capital, while confirming the outlook of two of MBIA Corp.’s competitors as “stable.” In its press release, Fitch identified a shortfall of approximately $1 billion and stated that “If at any time during the next four-to-six weeks, MBIA is able to obtain capital commitments and/or put in place reinsurance or other risk mitigation measures, on top of the $1 billion capital commitment the company received from Warburg Pincus, that would help improve MBIA’s Matrix result at an ‘AAA’ rating stress, Fitch would anticipate affirming MBIA’s ratings with a Stable Rating Outlook.” Fitch also noted that if MBIA Inc. is unable to obtain capital commitments or put into place reinsurance or other risk mitigation measures to address its capital shortfall in the noted timeframe, Fitch would expect to downgrade MBIA’s insurer financial strength ratings by one notch to “AA+.”

In connection with the completion of MBIA Corp.’s Surplus Notes offering described above, Fitch announced on January 16, 2008, that it reaffirmed MBIA Corp.’s AAA ratings with a “Stable Rating Outlook.”

Due to the continued deterioration in the performance of U.S. subprime mortgages, on February 1, 2008, Fitch announced that it placed on rating watch negative approximately $139 billion of 2,972 rated classes of 2006 and 2007 subprime RMBS. Fitch also increased its loss expectations for U.S. subprime RMBS-backed predominantly by first-lien mortgages originated in 2006 and the first half of 2007, with average cumulative loss expectations, as a percentage of the initial securitized balance, of 21% and 26%, respectively.

On February 5, 2008, Fitch placed the AAA insurer financial strength ratings of MBIA Corp. and its insurance affiliates, the AA ratings of MBIA Corp.’s newly issued Surplus Notes and the AA long-term debt rating of MBIA Inc. on rating watch negative. Fitch announced that it was updating certain modeling assumptions in its ongoing analysis of the financial guaranty industry, specifically related to exposures to structured finance collateralized debt obligations (“SF CDOs”). Fitch expects that simulated capital model losses and expected losses will increase materially for MBIA Corp. due to its exposure to SF CDOs and that these losses may be inconsistent with its AAA rating standards for financial guarantors. Fitch noted that MBIA’s addition of $1.5 billion of new capital with a further $500 million equity investment through a rights offering backstopped from Warburg Pincus “may not be sufficient to address the necessary capital needed to maintain MBIA’s ‘AAA’ [insurer financial strength] rating.” Fitch also noted that “a material increase in claim payments would be inconsistent with ‘AAA’ ratings for financial guarantors and could potentially call into question the appropriateness of ‘AAA’ ratings for those affected companies, regardless of their ultimate capital.”

MBIA Capital Plan

MBIA has adopted and is executing a comprehensive capital plan to address the respective rating agencies’ triple-A capital requirements through actions that either reduce our retained risk or that increase our capitalization. The rating agencies have previously identified shortfalls ranging from $1.75 billion to $2.0 billion in our rating agency capital base. However, Moody’s, S&P and Fitch have recently announced changes in certain of their assumptions that could increase the amount that we estimate will be required, or that they have previously announced is required, to support our ratings, which could materially increase the amount of the shortfall. In response to these rating agency developments, we have increased the amount of capital we plan to raise from the range of $2.4 billion to $2.7 billion disclosed in our Current Report on Form 8-K filed with the SEC on January 9, 2008. Our capital plan has the following primary elements:

•

Warburg Pincus invested $500 million in common stock, which transaction closed on January 30, 2008. Warburg Pincus also received warrants to purchase additional shares at $40 per share. See “—Warburg Pincus Investment;”

•	this offering of 50,335,570 shares of common stock, up to $750 million of which is backstopped by Warburg Pincus as described under “The Investment Agreement and the Backstop Commitment;”

•	MBIA Corp.’s offering of $1.0 billion of surplus notes, which closed on January 16, 2008; and

•

capital generation from the maturing of existing transactions and decrease in the number of new transactions consummated, which reduced our rating agency capital requirement by a range of approximately $250 million to $500 million, depending on the rating agency, in the fourth quarter of 2007.

In the aggregate, we expect that these elements will contribute between $2.5 billion and $2.75 billion to cover the shortfalls identified by the rating agencies. Based on discussions with the rating agencies and our estimates of the potential capital requirements under their models, we believe that, in the absence of new market developments over which we have no control, the successful implementation of this capital plan will result in a robust capital position.

To a lesser extent, our capital plan includes creating additional capital capacity by reducing our shareholder dividend and by possibly entering into reinsurance agreements. On January 8, 2008, the board of directors of MBIA voted to reduce MBIA’s quarterly dividend rate to 13 cents per share from the most recent quarterly dividend rate of 34 cents per share. The dividend reduction is expected to preserve approximately $70 million in capital per year. We are also exploring the purchase of reinsurance covering a diversified portion of our portfolio, which, if it occurs, is expected to reduce our rating agency capital requirements by up to $200 million and is expected to occur in the near term.

We are having ongoing discussions with the New York State Insurance Department (the “Department”) and various investment banks regarding possible transactions that would serve to further improve our capital position. These transactions, if any, may include derivatives, capital infusions, reinsurance transactions and other possible forms. There can be no certainty as to the outcome of these discussions, whether any transactions will be executed and, if so, the timing or form of any such transactions.

Contact with the Department and the SEC

We have recently had discussions with and have provided information on a voluntary basis to the Department and the SEC in response to informal inquiries with respect to certain matters, including the Warburg Pincus transaction, our announcement of preliminary loss reserve estimates on December 10, 2007, related to our RMBS exposure and disclosures regarding our CDO exposure. We may receive additional inquiries from and may provide additional information to these agencies in response to any inquiries with respect to these or other matters in the future. In addition, in connection with the discussions with the Department, MBIA Corp. committed to provide the Department with advance notice of certain matters such as the payment of dividends, including ordinary dividends, MBIA Corp.’s approach to its structured finance business and significant transactions that are not in the ordinary course of business and to continue to discuss such matters with the Department.

Massachusetts Subpoena

On January 22, 2008 we received a Subpoena Duces Tecum and Interrogatories (collectively, the “Subpoena”) from the Securities Division of the Commonwealth of Massachusetts (the “Securities Division”) dated January 18, 2008. The Subpoena seeks information regarding the “Massachusetts Public Issuer Bonds” (defined to include debt securities of the Commonwealth of Massachusetts and any political subdivision thereof, any quasi-governmental entity located in Massachusetts, and any city, town or county of Massachusetts and any political subdivision thereof) insured by MBIA Corp. from January 1, 2006 to the present, and requires production of related offering materials and written disclosures pertaining to MBIA Corp. and provided by MBIA Corp. to the underwriters or issuers of such Massachusetts Public Issuer Bonds.

Portfolio Data

The tables below summarize our insured portfolio as of December 31, 2007.

Total Insured Portfolio

$678.7 billion net par outstanding

Public Finance $440.9 billion net par outstanding		Structured Finance $237.8 billion net par outstanding
Net Par Outstanding by Bond Type	% of Total	Net Par Outstanding by Bond Type	% of Total
General Obligation	39%	CDOs	55%
Municipal Utility	18%	Mortgage Backed Residential	18%
Special Revenue	11%	Mortgage Backed Commercial	3%
Transportation	10%	Consumer Asset Backed	9%
Health Care	6%	Corporate Asset Backed	15%
Higher Education	6%
Housing	4%
Investor Owned Utilities	3%
Sovereign/Sub Sovereign Total	3%

Total	100%	Total	100%

Multi-Sector CDOs

$30.1 billion net par outstanding

Multi-sector CDOs are secured by securities from multiple sectors including direct corporate debt (“Corp”), pools of corporate debt (including collateralized bond obligations (“CBOs”) and collateralized loan obligations (“CLOs”)), consumer and corporate ABS (e.g. credit card and auto loan, commercial equipment lease, commercial loan securitizations), CMBS, RMBS, CDOs of ABS and RMBS and other types of fixed income collateral.

Net Par Outstanding by Classification	% of Total
CDOs of High Grade U.S. ABS(1)	53%
CDOs of Mezzanine ABS(2)	12%
CDOs of Multi-Sector High-Grade Collateral(3)	29%
Secondary Market and Other(4)	6%

Total	100%

Net Par Outstanding by Rating(5)	% of Total
AAA	61.5%
AA	15.2%
A / BBB	10.9%
Below Investment Grade	12.4%

Total	100%

(1)	High Grade collateral pools consist mostly of originally triple-A and double-A rated classes (with some single-A rated classes) of structured finance securities.
(2)	Mezzanine collateral pools consist mostly of originally triple-B rated classes (with some double-B rated classes) of structured finance securities.
(3)	See the following table for a description of CDOs of Multi-Sector High-Grade Collateral.
(4)	“Secondary Market” refers to transactions insured by MBIA in the secondary market.
(5)	Most conservative of MBIA, Moody’s and S&P.

The following table presents an additional breakdown of the $30.1 billion Multi-Sector CDO portfolio. The table details only transactions entered into after 2004, and accordingly does not readily reconcile to the table detailing the classifications within the Multi-Sector CDO portfolio above.

		Collateral as % of Pool
Quarter Insured	Net Par ($mil)	Other RMBS	Sub-prime RMBS	ABS	CMBS	CLO	CDO of ABS	Other CDO	Cash	Current Subordination Below MBIA(1)	Final Maturity
CDOs of High-Grade U.S ABS
Q4-2004	656	17%	40%	10%	2%	3%	20%	5%	3%	12.6%	2044
Q3-2004	653	39%	21%	13%	4%	12%	8%	1%	2%	13.1%	2039
Q4-2005	600	44%	33%	1%	1%	4%	8%	8%	2%	20.1%	2041
Q3-2006	1,115	56%	20%	0%	0%	0%	22%	1%	1%	14.1%	2049
Q3-2006	828	21%	47%	5%	14%	0%	11%	1%	1%	8.8%	2046
Q3-2006	608	48%	23%	0%	11%	1%	16%	0%	0%	13.5%	2046
Q2-2006	723	65%	34%	0%	1%	0%	0%	0%	0%	13.4%	2046
Q1-2007	1,187	48%	26%	0%	1%	0%	24%	1%	0%	8.4%	2052
Q1-2007	1,202	57%	16%	0%	0%	0%	27%	0%	0%	13.2%	2050
Q1-2007	1,684	3%	53%	0%	16%	13%	0%	14%	0%	14.9%	2053
Q1-2007	1,175	24%	46%	0%	0%	0%	29%	0%	0%	13.1%	2048
Q2-2007	950	51%	26%	1%	3%	0%	20%	0%	0%	17.2%	2049
Q2-2007	896	26%	27%	0%	23%	4%	14%	5%	0%	12.0%	2052
Q3-2007	563	43%	28%	0%	0%	0%	30%	0%	0%	47.9%	2054
Q3-2007	466	37%	31%	2%	0%	2%	23%	5%	0%	48.9%	2050
Q3-2007	449	53%	18%	0%	0%	0%	30%	0%	0%	57.1%	2051
Q3-2007	997	4%	66%	0%	0%	0%	25%	4%	0%	47.6%	2053
Q3-2007	563	27%	43%	0%	0%	0%	30%	0%	0%	49.4%	2054
Q3-2007	412	27%	43%	0%	0%	0%	30%	0%	0%	46.0%	2053
Q3-2007	375	34%	28%	0%	8%	0%	30%	0%	0%	50.2%	2050

Sub-total	16,101

		Collateral as % of Pool
Quarter Insured	Net Par ($mil)	Other RMBS	Sub-prime RMBS	ABS	CMBS	Corp	CLO	CDO of ABS	Other CDO	Cash	Current Subordination Below MBIA(1)	Final Maturity
CDOs of Mezzanine U.S. ABS(2)
Q3-2000	40	15%	2%	22%	60%	0%	0%	0%	0%	1%	20.7%	2035
Q2-2002	135	47%	11%	8%	5%	19%	0%	10%	0%	0%	9.7%	2032
Q1-2002	44	44%	5%	20%	15%	9%	7%	0%	0%	0%	52.5%	2034
Q2-2002	161	37%	13%	28%	19%	0%	0%	1%	1%	1%	34.6%	2037
Q1-2002	191	24%	11%	36%	13%	0%	13%	0%	0%	2%	15.4%	2032
Q2-2002	97	17%	12%	14%	6%	0%	16%	36%	0%	1%	49.6%	2038
Q4-2002	263	31%	8%	25%	18%	9%	2%	4%	1%	2%	25.3%	2037
Q2-2002	49	0%	0%	0%	62%	5%	25%	0%	5%	3%	79.0%	2017
Q2-2003	473	38%	19%	14%	19%	0%	7%	0%	1%	1%	21.7%	2038
Q3-2003	291	40%	21%	18%	17%	0%	2%	1%	1%	0%	26.5%	2038
Q4-2003	50	34%	26%	31%	0%	0%	0%	0%	7%	2%	42.8%	2028
Q4-2003	116	18%	57%	12%	9%	3%	0%	0%	0%	0%	46.5%	2038
Q4-2004	198	65%	17%	0%	6%	0%	0%	9%	0%	3%	27.4%	2040
Q4-2004	171	23%	52%	12%	12%	0%	0%	0%	1%	0%	39.4%	2039
Q4-2004	218	33%	41%	4%	12%	0%	6%	1%	3%	1%	26.9%	2039
Q1-2007	468	49%	43%	0%	3%	0%	0%	5%	1%	0%	32.6%	2051

Sub-total	2,966

		Collateral as % of Pool
Quarter Insured	Net Par ($mil)	Other RMBS	Sub-prime RMBS	ABS	CMBS	Corp	CLO	CDO of ABS	Other CDO	Cash	Current Subordination Below MBIA(1)	Final Maturity

CDOs of Multi-Sector High Grade Collateral
Q2-2001	244	0%	0%	0%	0%	0%	68%	0%	32%	0%	16.1%	2015
Q3-2003	53	0%	0%	0%	0%	0%	75%	0%	25%	0%	57.9%	2015
Q1-2004	287	0%	0%	0%	0%	0%	50%	27%	21%	1%	15.4%	2038
Q4-2004	1,350	0%	0%	0%	0%	0%	72%	17%	12%	0%	10.0%	2041
Q3-2005	1,430	0%	19%	0%	0%	0%	66%	15%	0%	0%	10.0%	2045
Q2-2006	1,074	2%	22%	0%	0%	0%	50%	21%	5%	0%	10.3%	2046
Q4-2006	1,077	0%	20%	4%	0%	0%	29%	38%	8%	0%	13.0%	2056
Q3-2007	990	8%	16%	0%	0%	0%	28%	31%	17%	0%	15.0%	2057
Q3-2007	2,160	0%	0%	0%	0%	0%	86%	8%	6%	0%	13.0%	2057

Sub-total	8,665
Total	27,732
	756	Multi-Sector CDOs European Mezzanine & Other Collateral (3 CDOs)
	1,570	Multi-Sector CDOs insured in the Secondary Market prior to 2004 (35 CDOs)

Grand Total	30,057

(1)	In our CDOs, MBIA benefits from two sources of credit enhancement. For deals where we guarantee timely interest and ultimate principal or ultimate principal only, the securities underlying MBIA’s wrapped tranche are high grade interests in securitizations, with subordination that must be fully eroded before MBIA’s interest is affected. In such a case, our CDO would have substantial subordination below it, as referenced in the table. This subordination must be fully eroded before MBIA would be subjected to a claim. For asset coverage guarantees, the CDO level of subordination, or deductible must be fully depleted by individual credit events before MBIA would be susceptible to a claim.

(2)	The table does not provide collateral level detail on 38 CDOs totaling $2.3 billion of net par. Three deals, with $756 million of net par, contain European Mezzanine ABS assets and other collateral, and were closed in 2005 and 2006. In addition, 35 deals represent insurance sold to investors for CDO tranches in their portfolios (secondary market insurance executions). The deals total $1.57 billion of par and all were insured prior to 2004. In addition, all 35 deals were rated triple-A at the time MBIA wrote insurance on them.

Direct RMBS

$43.4 billion net par outstanding(1)

Direct RMBS are residential mortgage-backed securities insured by MBIA in either the primary new issuance market or in the secondary market. The Direct RMBS category does not include RMBS included as collateral in CDOs insured by MBIA, including in Corporate, Multi-Sector and Commercial Real Estate CDOs.

Net Par Outstanding by Classification	% of Total
First Mortgage(2)	40%
Closed-End Second Mortgage(3)	24%
Home Equity Lines of Credit(4)	26%
Subprime Mortgage(5)	10%
Total	100%

(1)	Excludes manufactured housing exposures.

(2)	“First Mortgage” refers to securitizations of mortgage loans to prime quality borrowers secured by a first lien on residential property.

(3)	“Closed-End Second Mortgage” refers to securitizations of mortgage loans to generally prime quality borrowers secured by a second lien on residential property.

(4)	“Home Equity Lines of Credit” refers to securitizations of home equity lines of credit to generally prime quality borrowers secured by a second lien on residential property.

(5)	“Subprime Mortgage” refers to securitizations of mortgage loans to subprime quality borrowers generally secured by a first lien on residential property.

Closed-End Seconds & Home Equity Lines of Credit

$21.5 billion net par outstanding

The following table details the years of issuance of our Closed-End Second Mortgage and Home Equity Lines of Credit Direct RMBS portfolio discussed in the table above.

Net Par Outstanding by Year of Issuance	% of Total
Prior to 2005	10%
2005	12%
2006	38%
2007	40%
Total	100%

The Offering

Common stock offered	50,335,570 shares of common stock, par value $1.00 per share, of MBIA Inc.

Number of shares outstanding after the offering	191,849,745.

Option to purchase additional shares of common stock	We have granted the underwriters a 30-day option to purchase up to an additional 7,550,336 shares of our common stock to cover over-allotments.

Use of proceeds	The net proceeds of this offering and the backstop commitment shall be used to support our business plan and operations. See “—Use of Proceeds.”

Dividend policy	Currently, quarterly dividend rate of 13 cents per share.

New York Stock Exchange symbol	MBI

Backstop commitment	Warburg Pincus will provide a backstop for this offering by agreeing to purchase up to $750 million of preferred stock. For a description of the terms of the backstop commitment and the preferred stock, see “The Investment Agreement and the Backstop Commitment.”

Risk Factors	An investment in the shares involves a high degree of risk. You should not invest unless you can afford to lose your entire investment. These risks, which are discussed in more detail under “Risk Factors,” include:

•

Significant exposure to developing credit risks. We are exposed to significantly greater risk than anticipated with respect to a substantial portion of the credit risks for which we provide protection. There is no way for us to know the extent or duration of continued deterioration in the credit markets or its impact on our claim payments or other losses in our portfolio.

•

Dependence on ratings. Our business model is largely dependent on the triple-A financial strength and financial enhancement ratings assigned by the major rating agencies to MBIA Corp. and its affiliated insurance companies and we cannot guarantee that we will be able to meet evolving rating agency requirements in order to maintain those ratings.

•

Changing market and regulatory environments. The turmoil in the credit markets and its impact on financial guarantors has led to questions as to the value of the services provided by financial guarantors, which may lead to a decreased demand in our services. In addition, our regulators are considering a number of measures, which may include prohibiting transactions which previously constituted a significant part of our business or increased reserving or capital requirements.

•

Limited liquidity. We are a holding company with no direct operations and limited assets other than our interests in our operating subsidiaries. Insurance laws limit the amount that MBIA Corp. and our other insurance subsidiaries may pay to us in dividends.

Except as otherwise noted, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option and no utilization of the Warburg Pincus backstop. Pursuant to the terms of the Investment Agreement, Warburg Pincus has the option to purchase up to $300 million of preferred stock in connection with this offering, and Warburg Pincus will receive warrants which, upon obtaining certain approvals, will become exercisable to purchase between 4 million and 8 million shares of our common stock, depending on the portion, if any, of the backstop commitment we utilize. The preferred stock will convert into MBIA common stock upon shareholder approval as described under “The Investment Agreement and the Backstop Commitment.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, the following risk factors should be considered carefully when evaluating the Company and its business. The Company’s business, financial condition and results of operations could be materially adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial individually may also adversely affect our business, financial condition and results of operations.

Recent adverse developments in the credit markets and any potential negative impact on MBIA Corp.’s insured portfolio may materially and adversely affect our financial condition, results of operations and future business

MBIA Corp. is exposed to credit risks in its portfolio that may arise from deterioration in the credit markets, wherein such deterioration in credit performance could lead to potential erosion in the quality of assets and also the collection of cash flows from such assets within structured securities that it has guaranteed. While MBIA Corp. has sought to underwrite direct RMBS and CDOs of ABS with levels of subordination and other credit enhancements designed to protect it from loss in the event of poor performance of the underlying assets collateralizing the securities in the insured portfolio, for the fourth quarter of 2007 we recorded case basis loss activity of $613.5 million and a special increase to our unallocated loss reserve of $200 million due to projected inadequacies of such credit enhancements in securities it has guaranteed. The case basis activity and special increase to unallocated loss reserve were in addition to MBIA Corp.’s regular quarterly addition of 12% of scheduled earned premiums, or approximately $23 million in the fourth quarter of 2007. No assurance can be given that such credit enhancements will prove to be adequate to protect MBIA Corp. from incurring additional material losses in view of the current significantly higher rates of delinquency, foreclosure and loss being observed among residential homeowners. While further deterioration in performance of the subprime mortgage sector is generally expected, the extent and duration of any future continued deterioration of the credit markets is unknown, as is the impact, if any, on potential claim payments and ultimate losses of the securities within MBIA Corp.’s portfolio. In addition, there can be no assurance that any of the governmental or private sector initiatives designed to address such credit deterioration in the markets will be implemented, and there is no way to know the effect that any such initiatives could have on the credit performance over time of the actual securities that MBIA Corp. insures.

In addition, there can be no assurance that we would be successful, or that we would not be delayed, in enforcing the subordination provisions, credit enhancements or other contractual provisions of the RMBS, CMBS and CDOs of ABS that MBIA Corp. insures in the event of litigation or the bankruptcy of other transaction parties. Many of the subordination provisions, credit enhancements and other contractual provisions of the RMBS, CMBS and CDOs of ABS that MBIA Corp. insures are untested in the market and, therefore, it is uncertain how such subordination provisions, credit enhancements and other contractual provisions will be interpreted in the event of an action for enforcement.

Individual credits in MBIA Corp.’s insured portfolio (including potential new credits) are assessed a rating agency “capital charge” based on a variety of factors, including the nature of the credits, their underlying ratings, their tenor and their expected and actual performance. In the event of an actual or perceived deterioration in creditworthiness, a reduction in the underlying rating or a change in the rating agency capital methodology, MBIA Corp. may be required to hold more of its capital in reserve against credits in its insured portfolio, regardless of whether losses actually occur, or against potential new business. Significant reductions in underlying ratings of credits in MBIA Corp.’s insured portfolio can produce significant increases in assessed “capital charges.” There can be no assurance that MBIA Corp.’s capital position will be adequate to meet such increased rating agency reserve requirements or that MBIA Corp. will be able to secure additional capital, especially at a time of actual or perceived deterioration in creditworthiness of new or existing credits. Unless

MBIA Corp. was able to increase its amount of available capital, an increase in capital charges could reduce the amount of capital available to pay claims and support MBIA Corp.’s triple-A ratings and could have an adverse effect on MBIA Corp.’s ability to write new business.

In recent weeks and months Fitch, Moody’s and S&P have announced the downgrade of, or other negative ratings actions with respect to, certain transactions that MBIA Corp. insures, as well as a large number of structured finance transactions that serve as collateral in structured finance transactions that MBIA Corp. insures. While less than 5% of MBIA Corp.’s insured portfolio as of December 31, 2007, has been downgraded as of February 5, 2008, in connection with the rating agencies’ recent downgrades of structured finance transactions, there can be no assurance that additional securities in MBIA Corp.’s insured portfolio will not be reviewed and downgraded in the future. Moreover, we do not know what portion of the securities in MBIA Corp.’s insured portfolio already have been reviewed by the rating agencies and if, and when, the rating agencies might review additional securities in MBIA Corp.’s insured portfolio or review again securities that have already been reviewed and/or downgraded. Downgrades of credits that MBIA Corp. insures will result in higher capital charges to MBIA Corp. under the relevant rating agency model or models. It is not known at the date of this prospectus supplement how much additional capital, if any, will be required as a result of the S&P rating actions announced on January 30, 2008, regarding RMBS and CDO tranches or the Fitch rating actions announced on February 1, 2008, regarding RMBS tranches as described under “Summary—Recent Developments—Rating Agency Review.” If the additional amount of capital required to support such exposures is significant, MBIA Corp. could look to raise additional capital, if available, on terms and conditions that may not be favorable to MBIA Corp., curtail current business writings, or pay to transfer a portion of its in-force business to generate capital for rating agency purposes to maintain its triple-A ratings. Such capital raising may not be possible. Accordingly, additional downgrades of MBIA insured credits could adversely affect the results of operations and financial condition of MBIA Corp. going forward.

A reduction in MBIA Corp.’s financial strength ratings from any of the major rating agencies would materially and adversely affect our financial condition, results of operations and future business

MBIA Corp.’s ability to attract new business and to compete with other triple-A rated financial guarantors is largely dependent on the triple-A financial strength ratings assigned to it by the major rating agencies and the financial enhancement rating assigned by S&P. MBIA Corp. intends to comply with the requirements imposed by the rating agencies to maintain such ratings; however, no assurance can be given that MBIA Corp. will successfully comply with these requirements, that these requirements will not change or that, even if MBIA Corp. complies with these requirements, one or more of such rating agencies will not lower or withdraw its financial strength ratings of MBIA Corp. or place MBIA Corp. on “negative outlook” or “rating watch negative” status indicating that a downgrade may be considered in the future. On January 17, 2008, Moody’s placed the Aaa insurance financial strength ratings of MBIA Corp. and its insurance affiliates on watch list negative. On January 31, 2008, S&P placed the AAA insurance financial strength ratings of MBIA Corp. and its insurance affiliates on credit watch negative. On February 5, 2008, Fitch placed the AAA insurer financial strength ratings of MBIA Corp. and its insurance affiliates on rating watch negative. MBIA Corp.’s ability to attract new business and to compete with other triple-A rated financial guarantors has been adversely affected by these rating agency actions. MBIA Corp.’s ability to attract new business and to compete with other triple-A rated financial guarantors and its results of operations and financial condition would be materially adversely affected by any actual reduction, or additional suggested possibility of a reduction, in its ratings.

Requirements imposed by the rating agencies in order for MBIA Corp. to maintain its triple-A ratings are outside of its control, and such requirements may oblige us to raise additional capital or take other remedial actions in a relatively short timeframe in order to maintain MBIA Corp.’s triple-A ratings. We are implementing a capital plan in order to raise what we believe will be sufficient funds to meet or exceed the rating agency capital requirements. However, Moody’s and S&P have recently announced certain changes in their assumptions that could increase the amount that we estimate will be required, or that they have previously announced is required, to support MBIA Corp.’s ratings, and as of the date of this prospectus supplement, we do not know how much additional capital, if any, we will be required to raise in respect of such changes. The capital plan primarily consists of this offering and the related backstop by Warburg Pincus, the initial $500 million Warburg Pincus investment, the Surplus Notes offering and capital formation and risk reduction through operations, a dividend reduction and the use of reinsurance. However, there can be no assurance that we will successfully complete these transactions. In addition, the rating agencies have recently announced potential sector-wide actions and a greater emphasis on non-quantitative factors in their analysis, so there can be no assurance that Fitch, Moody’s and S&P will change MBIA Corp.’s outlook to “stable” even if we successfully implement our capital plan. While the Surplus Notes offering and a portion of the Warburg Pincus investment have closed, this offering and the related backstop are subject to conditions and delays, during which new economic developments could adversely affect rating agency capital requirements or our ability to successfully implement the capital plan. If we are unable to successfully implement the remaining portions of the capital plan, MBIA Corp.’s financial strength ratings may be downgraded, which would materially adversely affect our financial condition, results of operations and future business.

Changes in the rating agencies’ capital models and rating methodology with respect to financial guarantee insurers may materially adversely affect our business, results of operations and financial condition

Changes in the rating agencies’ capital models and rating methodology with respect to financial guarantee insurers and the risks in MBIA Corp.’s investment portfolio and insured portfolio could require MBIA Corp. to hold more capital against specified credit risks in the insured portfolio. For example, the rating agencies have recently made changes to their capital models and rating methodology in response to the deterioration in the performance of certain securities. These requirements have placed stress on our ratings and require us to raise additional capital to maintain MBIA Corp.’s triple-A ratings. Since the original announcement of our capital plan described under “Summary—Recent Developments—MBIA Capital Plan,” Fitch, Moody’s and S&P have announced additional changes in certain of their assumptions relating to our capital requirements that could increase the amount that we estimate will be required, or that they have previously announced is required, to support our ratings, which could further increase our need to raise capital. There can be no assurance that capital will be available to us on favorable terms and conditions or at all, and the failure to raise such capital could have a material adverse impact on our business, results of operations and financial condition.

Loss reserve estimates are subject to uncertainties and loss reserves may not be adequate to cover potential claims

The financial guarantees issued by MBIA Corp. insure the financial performance of the obligations guaranteed over an extended period of time, in some cases over 30 years, under policies that MBIA Corp. has, in most circumstances, no right to cancel. As a result of the lack of statistical paid loss data due to the low level of paid claims in MBIA Corp.’s financial guarantee business and in the financial guarantee industry in general, particularly, until recently, in the structured asset-backed area, MBIA Corp. does not use traditional actuarial approaches to determine its loss reserves. The establishment of the appropriate level of loss reserves is an inherently uncertain process involving numerous estimates and subjective judgments by management, and therefore, there can be no assurance that actual paid claims in MBIA Corp.’s insured portfolio will not exceed its loss reserves. Small changes in the assumptions underlying these estimates could significantly impact loss expectations. Additionally, MBIA Corp. uses both internal models as well as models generated by third party consultants and customized by MBIA Corp. to project future paid claims on MBIA Corp.’s insured portfolio and establish loss reserves. There can be no assurance that the future loss projections based on these models are accurate.

We recorded case basis loss activity of $613.5 million and a special increase to our unallocated loss reserve of $200 million in the fourth quarter of 2007 related to such exposures. The case basis activity and special increase to our unallocated loss reserve were in addition to MBIA Corp.’s regular quarterly addition of 12% of scheduled earned premiums, or approximately $23 million in the fourth quarter of 2007. Additionally, further deterioration in the performance of RMBS, CDOs of ABS or other obligations MBIA Corp. insures or reinsures could lead to the establishment of additional loss reserves and further losses or reductions in income. There can be no assurance that the estimates of probable and estimable losses are accurate. Actual paid claims could exceed our estimate and could significantly exceed our loss reserves. If our loss reserves are not adequate to cover actual paid claims, MBIA Corp.’s results of operations and financial condition could be materially adversely affected.

Credit risk modeling contains uncertainty over ultimate outcomes which makes it difficult to estimate potential paid claims and loss reserves and mark-to-market

The securities MBIA Corp. insures include highly complex structured transactions, the performance of which depends on a wide variety of factors outside of our control, and in such transactions we must rely on financial models, generated internally and supplemented by models generated by third parties, to estimate future credit performance of the underlying assets, and to evaluate structures, rights and our potential obligations over time. These estimates can vary materially based on relatively small changes in assumptions and the use of different modeling techniques. Also, for example, the modeling of multi-sector CDOs requires analysis of both direct ABS as well as CDO collateral within the multi-sector CDOs, known as “inner securitizations,” and we do not consistently have access to all the detailed information necessary to project every component of each inner securitization. Such “inner securitizations” may themselves include CDO collateral. Therefore, in some cases we put greater reliance on the models and analysis of third party market participants and are not able to fully, independently and precisely verify each data point. Moreover, the performance of the securities that MBIA Corp. insures and the underlying mark-to-market of our obligations depends on a wide variety of factors which are outside our control, including the liquidity and performance of the collateral underlying such securities, the correlation of assets within collateral pools, the performance or non-performance of other transaction participants (including third-party servicers) and the exercise of control or other rights held by other transaction participants.

We continually monitor portfolio and transaction data and adjust these credit risk models to reflect changes in expected and stressed outcomes over time. We use internal models for ongoing portfolio monitoring and to estimate case basis loss reserves and, where applicable, to mark our obligations under our contracts to market and may supplement such models with third party models or use third party experts to consult with our internal modeling specialists. When using third party models, we perform the same review and analysis of the collateral, deal structure, performance triggers and cash flow waterfalls as when using our internal models. However, both internal and external models are subject to model risk and there can be no assurance that these models are accurate or comprehensive in estimating our potential future paid claims and related loss reserves or that they are similar to methodologies employed by our competitors, counterparties or other market participants.

In addition, changes to our paid claims, loss reserve or mark-to-market models may be warranted in the future. These changes could materially impact our financial results.

We are required to report credit derivatives at fair value, which subjects our results of operations to volatility and losses

Any event causing credit spreads on an underlying security referenced in a credit derivative insured by MBIA Corp. to either widen or tighten will affect the fair value of the credit derivative and may increase the volatility of our earnings. We apply fair value accounting for the portion of our business executed in credit derivative form as required by SFAS 133 and changes in fair value are recognized immediately in earnings. Therefore, any increases or decreases in the fair value of these credit derivatives have an immediate corresponding impact on reported earnings. As changes in fair value can be caused by factors unrelated to the performance of MBIA Corp.’s business and credit portfolio, including general market conditions and perceptions of credit risk, as well as market use of credit derivatives for hedging purposes unrelated to the specific referenced credits in addition to events that affect particular credit derivative exposure, the application of fair value accounting may cause our earnings to be more volatile than would be suggested by the actual performance of MBIA Corp.’s business operations and credit portfolio. In addition, due to the complexity of fair value accounting and the application of SFAS 133, future amendments or interpretations of derivative and fair value accounting may cause us to modify our accounting methodology in a manner which may have an adverse impact on our financial results.

Current accounting standards mandate that we measure the fair value of our insurance policies of credit default swaps. At the present time, we do not have access to the fair value estimates of the insurance beneficiaries and there can be no assurance that those counterparties (or any other market participant’s) estimates would be the same as our fair values.

In the fourth quarter of 2007, we observed a further widening of market spreads and credit ratings downgrades of collateral underlying certain MBIA Corp.-insured CDO tranches. The mark-to-market from September 30, 2007 to December 31, 2007 was $3.4 billion, or approximately $2.2 billion on an after-tax basis. This increase in our mark-to-market loss in the fourth quarter of 2007 compared to the pre-tax $342 million mark-to-market loss for the third quarter was a consequence of continued spread volatility, including a substantial widening in CMBS spreads and the deterioration of credit ratings in collateral underlying multi-sector CDOs. The mark-to-market amount disclosed above reflects a refinement to MBIA Corp.’s valuation modeling techniques that was implemented in the fourth quarter. Specifically, in light of extraordinary widening of the market spreads for the asset-backed security portion of the collateral underlying certain insured CDOs in the investment grade corporate CDO portfolio, for purposes of its valuation model, MBIA Corp. revised its approach and treated that ABS collateral as if it were in default. MBIA Corp. performs an internal analysis of the mark-to-market change each month. The mark-to-market position as of January 31, 2008, is not expected to be available until at least mid-February 2008. However, in January 2008 we observed further widening of credit market spreads and, on January 30, 2008, S&P announced rating action on 6,389 U.S. subprime RMBS ratings and 1,953 CDO ratings and on February 1, 2008, Fitch announced a rating action on 2,972 RMBS ratings. It is expected that these developments will result in additional material mark-to-market losses for January 2008.

Competition may have an adverse effect on MBIA Corp.’s business

The businesses engaged in by MBIA Corp. are highly competitive. MBIA Corp. faces competition from other financial guarantee insurance companies, other providers of third-party credit enhancement, such as multi-line insurance companies, credit derivative and swap providers and banks, and alternative financing structures that do not employ third-party credit enhancement, and recently a new financial guarantee insurer has been licensed to operate in New York and is in the process of seeking licensing in other jurisdictions. Increased competition, either in terms of price, alternative structures, or the emergence of new providers of credit enhancement, could have an adverse effect on MBIA Corp.’s business. In addition, MBIA Corp.’s competitive position may suffer due to having been being placed on review for a possible downgrade by Fitch, Moody’s and S&P.

Market and other factors may cause investors and/or issuers to decrease demand for MBIA Corp.’s products

The demand for financial guarantee insurance depends upon many factors, some of which are beyond the control of MBIA Corp. The major rating agencies have recently changed the ratings outlook for certain financial guarantee insurers to “negative,” placed certain financial guarantee insurers on review for a possible downgrade, downgraded certain financial guarantee insurers and affirmed a “stable” outlook for other major financial guarantee insurers. Investors from time to time distinguish among financial guarantors on the basis of various factors, including rating agency assessment, size, insured portfolio concentration and financial performance. These distinctions may result in differentials in trading levels for securities insured by particular financial guarantors which, in turn, may provide a competitive advantage to those financial guarantors with better trading characteristics. In addition, various investors may, due to regulatory or internal guidelines, lack additional capacity to purchase securities insured by certain financial guarantors, which may provide a competitive advantage to guarantors with fewer insured obligations outstanding. Differentials in trading values or investor capacity constraints that do not favor MBIA Corp. would have an adverse effect on MBIA Corp.’s ability to attract new business at appropriate pricing levels, and in recent months MBIA Corp. has experienced a decline in new business which may be attributable to recent rating agency actions and their impact on investor perception.

Additionally, in the face of the disruption in the credit markets and the recent announcements by Fitch, Moody’s and S&P concerning financial guarantee insurers generally and MBIA Corp. in particular, the price of our common stock has experienced a significant decline and there has been a widening of spreads on our credit default swaps. This recent widening of spreads on our credit default swaps could impact the perception of our financial condition by MBIA Corp.’s insured bondholders and counterparties and could affect their willingness to purchase MBIA Corp.’s insured bonds and to continue to enter into transactions with MBIA Corp.

Changes in interest rates could adversely affect our financial condition and future business

Increases in prevailing interest rate levels can adversely affect the value of MBIA’s investment portfolio and, therefore, our financial condition. In the event that investments must be sold in order to make payments on insured exposures, such investments would likely be sold at discounted prices. Additionally, increasing interest rates could lead to increased credit stress on transactions in MBIA Corp.’s insured portfolio.

Prevailing interest rate levels can affect demand for financial guarantee insurance. Lower interest rates are typically accompanied by narrower spreads between insured and uninsured obligations. The purchase of insurance during periods of relatively narrower interest rate spreads will generally provide lower cost savings to the issuer than during periods of relatively wider spreads. These lower cost savings could be accompanied by a corresponding decrease in demand for financial guarantee insurance. Increased interest rates may decrease attractiveness for issuers to enter into capital markets transactions, resulting in a corresponding decreasing demand for financial guarantee insurance.

Demand for financial guarantee insurance will decline if investors’ confidence in financial guarantors’ financial strength declines

The perceived financial strength of financial guarantee insurers also affects demand for financial guarantee insurance. Recently, several major financial guarantee insurers have had their insurer financial strength ratings downgraded and others, including MBIA Corp., have had their insurer financial strength ratings placed on review for a possible downgrade and/or have had their outlooks changed to “negative,” which may be contributing to a recent decline in the demand for financial guarantee insurance generally. Should a major financial guarantee insurer have its insurer financial strength rating downgraded, or should the reliability of one or more of the rating agency capital models be questioned or should the financial guarantee industry suffer for some other reason deterioration in investors’ confidence, demand for financial guarantee insurance would be reduced significantly.

Regulatory change could adversely affect MBIA Corp.’s business

The financial guarantee insurance industry has historically been and will continue to be subject to the direct and indirect effects of governmental regulation, including insurance laws, securities laws, tax laws and legal precedents affecting asset-backed and municipal obligations, as well as changes in those laws. Failure to comply with applicable laws and regulations could expose MBIA Corp. to fines, the loss of its insurance licenses, and the inability to engage in certain business activity. In addition, future legislative, regulatory or judicial changes could adversely affect MBIA Corp.’s ability to pursue its business, materially impacting our financial results. The Department has indicated that they are undertaking a review of the laws and regulations that are applicable to MBIA Corp. and to other monoline financial guarantee insurance companies. As a result of any changes to such laws and regulations or the Department’s interpretation thereof, MBIA could become subject to further restrictions on the type of business that it is authorized to insure, especially in the structured finance area. Any such restrictions could have a material effect on the amount of premiums that MBIA earns in the future. Additionally, any changes to such laws and regulations could subject MBIA Corp. to increased reserving and capital requirements or more stringent regulation generally, which could materially adversely affect our financial condition, results of operations and future business.

Revenues would be adversely impacted due to a decline in realization of installment premiums

Due to the installment nature of a significant percentage of its premium income, MBIA Corp. has an embedded future revenue stream. The amount of installment premiums actually realized by MBIA Corp. could be reduced in the future due to factors such as early termination of insurance contracts or accelerated prepayments of underlying obligations. Such a reduction would result in lower revenues.

Potential impact of general economic and geopolitical conditions may adversely affect MBIA Corp.’s business prospects and insured portfolio

Changes in general economic conditions can adversely impact the Company’s business. Recessions, increases in corporate, municipal or consumer default rates, changes in interest rates, changes in law or regulation and other general economic and geopolitical conditions could adversely impact the Company’s prospects for future business, as well as the performance of MBIA Corp.’s insured portfolio and the Company’s investment portfolio. For example, the recent deterioration of certain sectors of the credit markets has caused a significant decline in the number of structured finance securities that have been issued in recent months. There can be no assurance that the market for structured securities will recover, and if the market fails to recover there would be a decrease in the demand for financial guarantee insurance for these securities, which may adversely affect MBIA Corp.’s business prospects.

General global unrest could disrupt the economy in this country and around the world and could have a direct material adverse impact on certain industries and on general economic activity. The Company has exposure in certain sectors that could suffer increased delinquencies and defaults as a direct result of these types of events. The Company’s exposure to domestic and international airports and to domestic enhanced equipment trust certificate aircraft securitizations have experienced increased stress as a result of global events since 2001, including a downgrading of the ratings and the bankruptcy of some of the underlying issuers, and could experience further stress in the event of general global unrest in the future. Other exposures that depend on revenues from business and personal travel, such as bonds backed by hotel taxes and car rental fleet securitizations, have experienced or may experience increased levels of delinquencies and default. In addition, certain other sectors in which the Company has insured exposure, such as consumer loan securitizations (e.g., home equity, auto loan and credit card transactions), have experienced increased delinquencies and defaults in the underlying pools of loans and could experience further defaults in the event of future global unrest. To the extent that certain corporate sectors may be vulnerable to credit deterioration and increased defaults in the event of future global unrest, CDOs backed by pools of corporate debt issuances in those stressed sectors could also be adversely impacted.

The Company’s insurance operations underwrite exposures to the Company’s reasonable expectation of future performance as well as at various stress levels estimating defaults and other conditions at levels higher than are reasonably expected to occur. There can be no assurance, however, that the Company will not incur material losses if the economic stress and increased defaults in certain sectors caused by change in economic conditions, default rates, global unrest, terrorism, catastrophic events, natural disasters or similar events in the future is or will be more severe than the Company currently foresees and had assumed in underwriting its exposures.

An inability to access capital could adversely impact MBIA Corp.’s ability to write new business and adversely affect our business, operating results and financial condition and ultimately adversely affect liquidity

The Company’s access to external sources of financing, as well as the cost of such financing, is dependent on various factors, including the long term debt ratings of the Company and the insurance financial strength ratings and long term business prospects of MBIA Corp. and the perceptions of the financial strength of MBIA Corp. and MBIA Inc. Our debt ratings are influenced by numerous factors, either in absolute terms or relative to our peer group, such as financial leverage, balance sheet strength, capital structure and earnings trends. If we cannot obtain adequate capital on favorable terms or at all, our business, future growth, operating results and financial condition could be adversely affected.

MBIA Corp. has entered into credit facilities with third-party providers in order to supplement its capital position. When evaluating the Company’s overall capital position, the rating agencies evaluate the financial strength of these providers, as well as their perceived willingness to fund these facilities if drawn. In the event that the ratings of these capital providers are reduced or withdrawn, the amount of capital credit the Company receives for these facilities would decline. There can be no assurance that the ratings of such providers will not decline in the future, that replacement providers will be available or, in the absence of a rating decline, that the rating agencies would not decrease the amount of capital credit they assign to the Company for such “soft capital” facilities. The inability to obtain adequate replacement capital on favorable terms or at all could have an adverse impact on the Company’s business and financial condition.

Because we are a holding company, our sources of liquidity primarily consist of dividend payments from MBIA Corp. and MBIA Asset Management, investment income and the issuance of debt. To the extent that the amount of capital credit we receive for credit facilities declines or we are otherwise unable to access capital, MBIA Corp. will have less capacity to write business and may not be able to pay dividends to us without experiencing adverse rating agency action. Accordingly, our inability to maintain access to capital on favorable terms could have an adverse impact on our ability to pay dividends on our capital stock, to pay principal and interest on our indebtedness, to pay our operating expenses and to make capital investments in our subsidiaries. See “—Our holding company structure and certain regulatory and other constraints could affect our ability to pay dividends and make other payments.”

A reduction in the financial strength ratings of or a default by one or more of MBIA Corp.’s key reinsurers could adversely impact our capital position, financial strength rating and ability to write new business

MBIA Corp. uses reinsurance to cede exposure for purposes of syndicating risk and increasing its capacity to write new business while complying with its single risk and credit guidelines. When a reinsurer is downgraded by one or more of the rating agencies, less capital credit is given to MBIA Corp. under rating agency models. Over the past several years, most of MBIA Corp.’s reinsurers have been downgraded and others remain under review. The downgrade of one of MBIA Corp.’s key reinsurers could adversely impact MBIA Corp.’s capital position under rating agency models, and affect MBIA Corp.’s financial strength rating and ability to write new business accordingly. MBIA’s largest reinsurer, Channel Re, and second largest reinsurer, RAM Reinsurance Company Ltd. (“RAM”), have been placed under review for downgrade by Moody’s. However, Channel Re has deposited assets in two trusts and RAM has deposited assets in one trust for the benefit of MBIA Corp. in support of their respective reinsurance obligations. The combined value of the assets in the Channel Re trusts was approximately $495 million and the value of the assets in the RAM trust was approximately $100 million, in each case at December 31, 2007. Although such trusts limit the potential for such reinsurers to default on their respective obligations and may partially offset the effect of a downgrade on MBIA’s capital position there can be no assurance that a downgrade of Channel Re or RAM would not materially reduce MBIA Corp.’s capital position under rating agency models or that there will not be a default on their respective obligations to MBIA Corp. Also, if Channel Re or RAM were downgraded, MBIA Corp. could need to establish an accounting reserve for receivables from them. Currently, $43 billion of par is reinsured with Channel Re and $11 billion is reinsured with RAM. As with all reinsurers, MBIA Corp. continually assesses Channel Re’s and RAM’s ability to settle all amounts due to MBIA Corp. under reinsurance or other agreements, including settling ceded derivative contracts at their fair value.

MBIA Corp. generally retains the right to recapture the business ceded to reinsurers under certain circumstances, including rating downgrades of its reinsurers. Additionally, reinsurers and counterparties under other reimbursement agreements may default on their obligations to us due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud or other reasons. Such defaults could have a material adverse effect on our business or profitability or require us to raise additional capital. MBIA Corp. remains liable on a primary basis for all reinsured risk, and although MBIA Corp. believes that its reinsurers remain capable of meeting their obligations, there can be no assurance of such in the future.

In addition to reliance on key financial guarantee reinsurers, MBIA has certain other exposures to financial guarantee insurance companies. Portions of MBIA Corp.’s investment portfolio, as well as the investments held in relation to our asset management businesses, are insured by other monoline financial guarantee insurance companies. Further, we own a small amount of direct investments in debt and other securities of the holding companies of other monoline financial guarantee insurance companies. A downgrade of one or more of those companies could impact the market value of investments and increase the amount of capital required to maintain MBIA Corp.’s triple-A ratings.

A small portion of MBIA Corp.’s insured portfolio consists of guarantees of bonds previously insured by other monoline insurance companies. A downgrade of one or more of those companies could result in an increase to the amount of capital required to maintain MBIA Corp.’s triple-A ratings.

Our holding company structure and certain regulatory and other constraints could affect our ability to pay dividends and make other payments

We are a holding company and have no substantial operations of our own or assets other than our ownership of MBIA Corp., our principal operating subsidiary, MBIA Asset Management, and certain other smaller subsidiaries. As such, we are largely dependent on dividends or advances in the form of intercompany loans from MBIA Corp. to pay dividends on our capital stock, to pay principal and interest on our indebtedness, to pay our operating expenses and to make capital investments in our subsidiaries. Our insurance company subsidiaries are subject to various statutory and regulatory restrictions, applicable to insurance companies generally, that limit the amount of cash dividends, loans and advances that those subsidiaries may pay to us. Regulations relating to capital requirements affecting some of our other subsidiaries may also restrict their ability to pay dividends and other distributions and make loans to us.

Under New York law, MBIA Corp. may pay stockholder dividends only out of statutory earned surplus. In addition, New York law limits the payment of dividends during any twelve month period without the prior approval of the Superintendent to the lesser of (i) 10% of policyholder surplus and (ii) 100% of adjusted net investment income, as described in “Item 1. Business—Insurance Regulation” and “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 16: Insurance Dividends and Capital Requirements” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. In April 2007, MBIA Corp. paid a special dividend of $500 million to MBIA Inc. with the prior approval of the Superintendent. As of December 31, 2007, including the effect of the April 2007 $500 million dividend, MBIA Corp. will not be able to pay dividends without prior approval by the Superintendent until April 2008. In addition, in connection with the discussions with the Department described under “Summary––Recent Developments––Contact with the Department and the SEC,” MBIA Corp. committed to provide the Department with advance notice of, and to discuss with the Department, certain matters, including the payment of dividends, including ordinary dividends.

Additionally, under New York law, the Superintendent may apply for an order directing him to rehabilitate or liquidate a domestic insurance company under certain circumstances, including upon the insolvency of the company, if the company has willfully violated its charter or New York law or if the company is found, after examination, to be in such condition that further transaction of business would be hazardous to its policyholders, creditors or the public. The Superintendent may also suspend an insurer’s license, restrict its license authority, or limit the amount of premiums written in New York if, after a hearing, he determines that the insurer’s surplus to policyholders is not adequate in relation to its outstanding liabilities or financial needs. If the Superintendent were to take any such action with respect to MBIA Corp., it would likely result in the reduction or elimination of the payment of dividends to us.

The inability of MBIA Corp. to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could affect our ability to repay our debt and to continue to pay a dividend on our common stock and have a material adverse effect on our operations.

Regulatory regimes and changes to accounting rules may adversely impact financial results irrespective of business operations

Accounting standards and regulatory changes may require modifications to our accounting methodology, both prospectively and for prior periods and such changes could have an adverse impact on our financial results. The SEC and the Financial Accounting Standards Board, or “FASB,” are considering the accounting methodology to be applied by financial guarantee industry participants for claims liability recognition, premium recognition and amortization of deferred policy acquisition costs. When the FASB or the SEC reaches a conclusion on this project, MBIA Corp. and other financial guarantors may be required to change some aspects of their respective loss reserving policies and the potential changes could extend to premium and expense recognition. We cannot currently assess how the FASB and SEC staff’s ultimate resolution of this project will impact our loss reserving policy or the effect it might have on recognizing premium revenue and policy acquisition costs. Until final guidance is issued, we intend to apply our existing methodology. There can be no certainty, however, that the SEC or the FASB will not require us to modify our current methodology, either on a going-forward basis or for prior periods. Any required modification of our existing methodology, either with respect to these issues or other issues in the future, could have an impact on our results of operations, including increased volatility of our earnings.

Our risk management policies and procedures may not prevent future losses

We assess our risk management policies and procedures on a periodic basis. As a result of such assessment, we may take steps to change our internal risk assessment capabilities and procedures, our portfolio management policies, systems and processes and our policies and procedures for monitoring and assessing the performance of our insured portfolio in changing market conditions. There can be no assurance, however, that these steps will be adequate to avoid future losses.

Regulatory proceedings or private litigation claims could materially adversely affect our business, results of operations and financial condition

We have recently had discussions with and have provided information on a voluntary basis to the Department and the SEC in response to inquiries with respect to certain matters, including the Warburg Pincus transaction, our announcement of preliminary loss reserve estimates related to our RMBS exposure and disclosures relating to our CDO exposure.

On January 22, 2008, we received a Subpoena from the Securities Division dated January 18, 2008. The Subpoena seeks information regarding the “Massachusetts Public Issuer Bonds” insured by MBIA Corp. from January 1, 2006 to the present, and requires production of related offering materials and written disclosures pertaining to MBIA and provided by MBIA to the underwriters or issuers of such Massachusetts Public Issuer Bonds.

We may continue to receive additional subpoenas and other information requests from the Department, the SEC or other regulatory agencies regarding similar issues. Although no regulatory action has been initiated against us in connection with the matters described above, it is possible that one or more regulatory agencies may pursue action against us with respect to these or other similar matters. If such an action is brought, it could materially adversely affect our business, results of operations and financial condition.

Recently, several plaintiff lawyers have announced plans to file shareholder lawsuits against MBIA in connection with the decline in our stock price, and one such lawsuit has been filed and served on MBIA. On January 11, 2008, a putative shareholder class action lawsuit against MBIA and certain of its officers, Schmalz v.

MBIA, Inc. et al., No. 08-CV-264, was filed in the United States District Court for the Southern District of New York, alleging violations of the federal securities laws. Plaintiff seeks to represent a class of shareholders who purchased MBIA stock between January 30, 2007 and January 9, 2008. The complaint alleges that defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Among other things, the complaint alleges that defendants issued false and misleading statements with respect to MBIA’s exposure to losses stemming from MBIA’s insurance of CDOs and RMBS, including its exposure to so-called “CDO-squared” securities, which caused MBIA’s stock to trade at inflated prices. Although we intend to vigorously defend against this and other potential actions, we cannot provide assurance that the ultimate outcome of these actions will not materially adversely affect our business, results of operations and financial condition.

Adverse results from investment management services activities can adversely affect our financial position

Our Investment Management Services businesses have grown as a proportion of our overall business. Events that negatively affect the performance of the Investment Management Services businesses could have a negative effect on the overall performance of the Company, separate and distinct from the performance of the Company’s financial guarantee business.

Our Investment Management Services businesses manage several asset-liability programs which enable us to earn a spread between the income earned on a portfolio of assets and the interest costs associated with the liabilities incurred to fund the purchase of such assets. These asset-liability programs are managed within a number of risk and liquidity parameters, but there can be no assurance that such parameters are adequate to prevent a decline in the value of the assets or a decline in investment income such that the programs will be unable to service outstanding liabilities. Any resulting loss could have an adverse impact on our financial position.

Ownership Change under Section 382 of the Internal Revenue Code

In connection with this equity offering, the Warburg Pincus investments and other transactions in our shares from time to time, we may experience an “ownership change” within the meaning of Section 382 of the Internal Revenue Code. In general terms, an ownership change may result from transactions increasing the aggregate ownership of certain stockholders in our stock by more than 50 percentage points over a testing period (generally three years). If an ownership change were to occur, our ability to use certain tax attributes, including certain losses, credits, deductions or tax basis, may be limited. We cannot give any assurance that we will not undergo an ownership change at a time when these limitations would have a significant effect.

Exposure to the asset-backed commercial paper market

Triple-A One Funding Corporation (“Triple-A One”), an MBIA-administered multi-seller conduit consolidated in the Company’s conduit segment, issues commercial paper to fund the purchase of assets from structured finance clients. Assets purchased by Triple-A One are insured by MBIA Corp. Triple-A One maintains backstop liquidity facilities for each transaction, covering 100% of the face amount of commercial paper outstanding, with banks rated A-1/P-1 or better by S&P and Moody’s, respectively. These liquidity facilities are designed to allow Triple-A One to repay investors in the event of a market disruption in which Triple-A One is unable to issue new commercial paper to replace maturing commercial paper. Over the last eight months funding in the commercial paper market has been restricted and sometimes difficult to obtain at longer maturities. To date, no borrowings have been made under any of Triple-A One’s liquidity facilities. The financial guarantee policies issued by MBIA Corp. to insure the assets of Triple-A One cannot be accelerated to repay maturing commercial paper or borrowings under liquidity facilities and only guarantee ultimate payments over time relating to the assets.

Failure of our shareholders to approve the conversion of any preferred stock sold to Warburg Pincus to common stock at the 2008 annual meeting of our shareholders could materially adversely affect the value of your investment in the Company

Any preferred stock purchased by Warburg Pincus pursuant to the Investment Agreement will automatically convert to common stock if our shareholders approve such conversion at our 2008 annual meeting of shareholders or thereafter. In the event that our shareholders do not approve such conversion, then beginning on July 1, 2008, the preferred stock will accrue cumulative dividends at an annual rate of 10%, payable quarterly. Such dividends are payable in additional shares of preferred stock, so that your ownership interest in our company will be diluted (on a fully diluted basis) as a result of each subsequent dividend payment so long as shareholders have not approved the conversion of the preferred stock into common. In addition, without the consent of a majority of holders of preferred stock, from and after the six month anniversary of the closing date of the backstop commitment, no dividends may be paid on your common stock, which may reduce its market value.

Also, among other things, holders of preferred stock, after one year, have the right to redeem at least one-third of their preferred stock annually for a cash payment equal to 1.2 times the greater of the base liquidation value of the preferred stock or the market price of our common stock (as if the preferred stock had been converted to common stock). The holders of the preferred could receive significant economic value from these redemptions, and your common stock investment may accordingly be worth significantly less. In addition, these redemptions may reduce our liquidity or require us to raise additional debt or equity to fund them. We have no right to redeem the preferred stock or, unless we obtain shareholder approval, to convert the preferred stock into common stock.

See “The Investment Agreement and the Backstop Commitment” for a description of the terms of the preferred stock.

USE OF PROCEEDS

We estimate that the net proceeds from this offering and the backstop commitment will be approximately $     million, after deducting estimated expenses relating to this offering and the backstop commitment. The net proceeds of this offering and the backstop commitment shall be used to support our business plan and operations.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Our common stock is traded on the New York Stock Exchange under the symbol “MBI.” The following table sets forth the reported high and low sales prices for our common stock as quoted by the New York Stock Exchange and the dividends declared per share of common stock for the periods indicated:

	Price Range		Cash Dividend Per Share
	High	Low
2006
First Quarter	$63.63	$56.90	$0.31
Second Quarter	60.87	56.00	0.31
Third Quarter	64.42	56.30	0.31
Fourth Quarter	73.49	60.57	0.31
2007
First Quarter	76.02	63.21	0.34
Second Quarter	72.38	60.42	0.34
Third Quarter	66.25	49.00	0.34
Fourth Quarter	68.83	17.79	0.34
2008
First Quarter (through February 5, 2008)	19.75	6.81	N/A

The reported last sale price for our common stock on the New York Stock Exchange on February 5, 2008, was $14.90 per share. At December 31, 2007, there were 125,372,099 shares of our common stock outstanding, net of treasury stock, held by approximately 862 registered stockholders.

Our dividend decisions are based on and affected by a number of factors, including our operating requirements and the impact of our regulatory restrictions. On January 8, 2008, the board of directors of MBIA voted to reduce MBIA’s quarterly dividend rate to 13 cents per share from the most recent quarterly dividend rate of 34 cents per share. See “Risk Factors—Our holding company structure and certain regulatory and other constraints could affect our ability to pay dividends and make other payments” in this prospectus supplement and “Item 1. Business—Insurance Regulation” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of December 31, 2007:

•	on an actual basis;

•

on an as adjusted basis to give effect to the issuance and sale of an aggregate of (i) $500 million of common stock to Warburg Pincus and (ii) $1 billion of Surplus Notes by MBIA Corp., and the application of proceeds of such sales, in each case net of related expenses; and

•

on a pro forma as adjusted basis to give effect to the consummation of this offering, and Warburg Pincus’ backstop for this offering, and the application of proceeds therefrom, before deducting related expenses, as described under “Use of Proceeds.”

	Actual	As Adjusted	Pro Forma As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$263,732	$263,732	$263,732
Total long-term debt	$1,225,280	$2,225,280	$2,225,280
Shareholders’ equity:
Shares of common stock, par value $1.00 per share, 400,000,000 shares authorized	$160,245	$176,374	$226,710
Additional paid-in capital	1,649,511	2,103,368	2,803,032
Retained earnings	4,301,880	4,301,880	4,301,880
Accumulated other comprehensive income (loss)	(490,829)	(490,829)	(490,829)
Treasury stock	(1,965,002)	(1,965,002)	(1,965,002)

Total shareholders’ equity	3,655,805	4,125,791	4,875,791

Total capitalization	$4,881,085	$6,351,071	$7,101,071

SELECTED FINANCIAL INFORMATION

The information set forth below for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 is derived from and should be read in conjunction with the audited Consolidated Financial Statements and notes thereto of MBIA, which are incorporated herein by reference. All other income statement and balance sheet data presented are derived from the unaudited Consolidated Financial Statements of MBIA and in the opinion of the management of MBIA include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of operations and financial position of MBIA for each period presented. Financial results for the nine months ended September 30, 2007, may not be indicative of the results to be expected for the full year or for any interim period. See “Summary—Recent Developments—2007 Results” for a discussion of our results for fiscal year 2007.

Beginning with fiscal year 2007 results, MBIA reformatted its Consolidated Statement of Income from a segmented structure that presents revenue and expense results for each business operation to a structure that combines and presents these results in consolidated form. Consequently certain items in the Income Statement Data below for the year ended December 31, 2006, do not match the corresponding items presented in the Statement of Income for the year ended December 31, 2006, in “Summary—Recent Developments—2007 Results.”

	Years Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(dollars in millions except per share amounts)
Income Statement Data:
Insurance:
Gross premiums written	$952	$1,269	$1,117	$985	$896	$627	$715
Premiums earned (net of ceded premiums)	618	773	850	843	836	635	634
Net investment income	433	460	501	514	598	448	438
Total insurance expenses	217	278	301	318	379	274	274
Insurance income	818	1,166	1,208	1,059	1,094	852	509
Investment management services income	34	55	48	131	120	90	51
Income from continuing operations before income taxes	788	1,162	1,171	1,017	1,133	883	487
Income from continuing operations after income taxes	584	822	839	713	813	635	374
Net income	585	825	843	711	819	638	374

Earnings Per Share Data:
Basic	$3.99	$5.75	$5.94	$5.30	$6.17	$4.81	$2.93
Diluted	$3.96	$5.69	$5.82	$5.18	$5.99	$4.67	$2.84

Balance Sheet Data:
Total investments	$17,091	$28,248	$30,615	$32,150	$37,077	$35,302	$42,179
Total assets	18,796	30,301	33,036	34,561	39,763	37,940	45,329
Deferred premium revenue	2,755	3,080	3,211	3,185	3,130	3,084	3,118
Loss and loss adjustment expense reserves	638	712	749	722	537	726	545
Investment agreements	6,388	6,959	8,679	10,806	12,483	11,811	15,063
Commercial paper	—	2,640	2,599	860	746	755	848
Medium-term notes	842	7,092	6,944	7,542	10,951	9,006	13,644
Long-term debt	1,026	1,016	1,327	1,206	1,215	1,216	1,221
Total shareholders’ equity	5,369	6,150	6,559	6,592	7,204	7,057	6,531

THE INVESTMENT AGREEMENT AND THE BACKSTOP COMMITMENT

The following is a summary of certain terms of the Amended and Restated Investment Agreement. This summary contains a description of only certain terms of the Amended and Restated Investment Agreement and is not complete. We refer you to the copy of the Amended and Restated Investment Agreement, which will be attached as an exhibit to an MBIA current report on Form 8-K to be filed with the SEC and incorporated herein by reference.

On December 10, 2007, we entered into the Investment Agreement with Warburg Pincus, pursuant to which Warburg Pincus committed to invest up to $1 billion in MBIA through a direct purchase of MBIA common stock and the backstop of a rights offering. Under the terms of the Investment Agreement, Warburg Pincus made an initial investment of $500 million in MBIA through the acquisition of 16.1 million shares of MBIA common stock on January 30, 2008. Pursuant to the Investment Agreement, Warburg Pincus also received warrants to purchase 8.7 million shares of MBIA common stock at a price of $40 per share and “B” warrants, which, upon obtaining certain approvals, will become exercisable to purchase an additional 7.4 million shares of common stock at a price of $40 per share.

The Backstop Commitment

On February 6, 2008 we and Warburg Pincus entered into an Amended and Restated Investment Agreement to provide that Warburg Pincus would backstop this offering by agreeing to purchase up to $750 million of preferred stock. Pursuant to the terms of the amended Investment Agreement, Warburg Pincus’s obligation to backstop a rights offering will be reduced by the sum of (i) the aggregate price of the shares of our common stock we sell in this offering and (ii) the aggregate purchase price of any preferred stock we sell to Warburg Pincus in connection with this offering.

Under the backstop commitment for this offering, MBIA may elect to sell to Warburg Pincus (the “Backstop Commitment”) a number of shares of preferred stock for an aggregate purchase price equal to the difference, if any, between (A) $750 million and (B) the product of (i) the per share closing offering price of the common stock in this offering and (ii) the number of shares of common stock sold in this offering (the “Backstop Shortfall Amount”). Each share of preferred stock will have a per share price of $1,000, with an “as-converted-price” per share of our common stock equal to a price that is 15% below the last reported sale price of our common stock on February 6, 2008 (the “As-Converted-Price”). Warburg Pincus has the option, exercisable at any time prior to the later of the closing of this offering or February 15, 2008, to purchase up to $300 million of preferred stock (the “Backstop Option”). The Backstop Shortfall Amount will be decreased on a dollar for dollar basis to the extent of Warburg Pincus’s exercise of the Backstop Option. In addition, the Investment Agreement does not prohibit Warburg Pincus from purchasing shares in this offering. The backstop commitment is conditioned on the closing of this offering by February 15, 2008. We intend to agree with the underwriters that, in connection with this offering, we will exercise our election to sell our preferred stock for the entire Backstop Shortfall Amount, assuming that this offering is completed.

Pursuant to the terms of the amended Investment Agreement, Warburg Pincus will receive “B” warrants, which, upon obtaining certain approvals, will become exercisable to purchase between 4 million and 8 million shares of MBIA common stock at a price per share equal to a price that is approximately 33% above the As-Converted-Price, whether or not this offering is completed, depending on the portion of the backstop we utilize. If Warburg Pincus purchases any preferred stock pursuant to the backstop commitment, we will also deliver to Warburg Pincus additional “B” warrants that, upon obtaining certain approvals, are exercisable to purchase the number of shares of our common stock equal to the product of (A) 4,000,000 and (B) the quotient resulting from dividing the Backstop Shortfall Amount by $450,000,000, but in no event more than 4,000,000. The term of the “B” warrants is seven years.

The backstop closing is subject to limited closing conditions, including performance of specified covenants and the absence of any injunction or other legal prohibition on closing. The backstop closing will occur as promptly as practical, but at Warburg Pincus’ option, the backstop closing may take place up to 12 business days following MBIA’s satisfaction of the closing conditions and the determination of the amount of preferred shares Warburg Pincus will purchase.

The terms of the preferred stock will provide that the preferred stock is non-voting and is mandatorily convertible into common stock, as described below, once all shareholder approvals necessary for such conversion are received by MBIA. The preferred stock will generally be entitled to the same dividends as our common stock. In the event that the preferred stock has not converted to common stock prior to the six month anniversary of its issuance, the holders of the majority of the preferred stock shall have consent over the payment of dividends on our common stock. For periods starting on or after July 1, 2008, the preferred stock will accrue an additional dividend, payable in kind, at an annual rate of 10%.

Upon receipt of any required shareholder approval, each share of preferred stock will automatically convert into common stock. The number of shares of common stock into which a share of preferred stock will convert will be determined by dividing $1000 (plus any accrued and unpaid dividends) by the As-Converted-Price, subject to certain anti-dilution adjustments. Beginning one-year following the date that the preferred stock is issued, Warburg Pincus may require MBIA to redeem the preferred stock, subject to certain limitations, at a redemption price equal to 1.2 times the greater of (i) $1,000 per share (plus any accrued and unpaid dividends) or (ii) the market price of the common stock that would have been received for one share of preferred stock had such preferred stock been converted one business day prior to the date of the notice related to such redemption. Warburg Pincus generally may redeem only up to one-third of the aggregate remaining preferred stock during any one year. However, Warburg Pincus may redeem an amount greater than this cap under certain circumstances and, in particular, may do so unless (i) MBIA reasonably believes that after giving effect to the incremental optional redemption, it will not have adequate capital and liquidity to conduct its business in a substantially identical manner or (ii) MBIA reasonably believes, after consultation with the rating agencies, that payment of the incremental optional redemption will result in adverse action by any rating agencies.

In the event of a change of control of MBIA, the holders of preferred stock are entitled to receive significant payments. Holders of preferred stock are entitled to receive either (i) the consideration such holders would have received had the preferred stock been converted to common stock plus dividends that such holders would otherwise have received through the fifth anniversary of the change of control or (ii) by delivering a redemption request within sixty days after the change of control, the base liquidation value of the preferred stock plus dividends that such holders would otherwise have received through the fifth anniversary of such date.

In the event of a merger, tender offer or similar transaction, all of the preferred stock will be entitled to all of its change of control payments before holders of common stock will receive any consideration.

Anti-Dilution Protection and Preemptive Rights

Pursuant to the anti-dilution protection rights of the warrants issued in connection with Warburg Pincus’ initial investment, in connection with this offering, the number of shares for which such warrants become exercisable will be increased and the exercise price for such warrants will be reduced. The Investment Agreement also provides that, in connection with this offering, Warburg Pincus will have the option to purchase additional shares from us on the same terms up to the amount of shares in the aggregate required to enable Warburg Pincus to maintain its proportionate ownership interest in MBIA for the same price (net of any underwriting discounts or sales commissions) and on the same terms as the shares sold in this offering.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold our common stock as a capital asset. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, dealers in securities, foreign governments, international organizations, certain former citizens or residents of the United States, persons who hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons who receive our common stock as compensation or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any other U.S. federal tax considerations or any U.S. state or local or non-U.S. tax considerations.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is not a citizen or resident of the United States;

•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources that is not effectively connected with the conduct of a U.S. trade or business; or

•

a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it is an electing trust that was in existence on August 19, 1996, and was treated as a domestic trust on that date.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of such partnership and each partner thereof generally will depend upon the status and activities of the partnership and the partner. Any such entity should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of our common stock.

PROSPECTIVE U.S AND NON-U.S. INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE U.S. FEDERAL INCOME, ESTATE AND OTHER TAX CONSIDERATIONS, AND ANY STATE, LOCAL OR NON-U.S. TAX CONSIDERATIONS, RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock, and thereafter generally will be treated as capital gain. Distributions treated as dividends on our common stock held by a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder has provided the required documentation (generally IRS Form W-8BEN).

If, however, a dividend is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder has provided the required documentation (generally IRS Form W-8ECI), the dividend generally will not be subject to the 30% U.S. federal withholding tax. Instead, the Non-U.S. Holder generally will be subject to U.S. federal income tax in respect of such dividend on a net income basis in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). Dividends received by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes which are effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Sale or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the sale or other disposition of our common stock unless:

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such sale or disposition or such Non-U.S. Holder’s holding period with respect to our common stock and certain other conditions are met;

•	such gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (except as provided by an applicable tax treaty); or

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition and certain other conditions are met.

Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not believe that we are, and we do not presently anticipate that we will become, a United States real property holding corporation.

Gain realized by a Non-U.S. Holder that is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income basis in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Information Reporting and Backup Withholding

Generally, the amount of dividends on our common stock paid to a Non-U.S. Holder and the amount of any tax withheld from such dividends must be reported annually to the U.S. Internal Revenue Service (the “IRS”) and to the Non-U.S. Holder. The IRS may make this information available to the tax authorities of the country in which the Non-U.S. Holder is a resident under the provisions of an applicable tax treaty.

The U.S. federal information reporting and backup withholding rules that apply to payments to U.S. individuals generally will not apply to payments with respect to our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person or an exemption is otherwise established.

Payment of the proceeds from a sale of our common stock to or through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting requirements, but not backup withholding, unless the holder certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption. Payments of the proceeds from a sale of our common stock to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (currently at the rate of 28%), unless the holder certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished by the Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual holder who is not a citizen or resident of the United States (as defined for U.S federal estate tax purposes) at the time of death generally will be included in such individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Legislation enacted in 2001 provides for reductions in U.S. federal estate tax through 2009 and the elimination of the tax entirely for the year 2010. The estate tax would be fully reinstated, as in effect prior to the reductions, for 2011 and thereafter unless further legislative action is taken.

UNDERWRITING

J.P. Morgan Securities Inc. and Lehman Brothers Inc. are acting as the joint book-running managers of this offering. We have entered into an underwriting agreement with the underwriters. Under the terms of the underwriting agreement, which we will file as an exhibit to our current report on Form 8-K incorporated by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
J.P. Morgan Securities Inc. .
Lehman Brothers Inc. .

Total

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock under this offering (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased, subject to the satisfaction of conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true and correct;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share
Total

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $         per share to other dealers. After the offering, the underwriters may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $         (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 7,550,336 shares at the public offering price less underwriting discounts and commissions and less an amount per share equal to any dividends or distributions declared by us on the offered shares of common stock prior to the exercise of the option. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

We and all of our directors and executive officers have agreed that without the prior written consent of each of J.P. Morgan Securities Inc. and Lehman Brothers Inc., we and they will not during the period ending 90 days after the date of this prospectus supplement, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock which may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or (3) make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, subject to customary exceptions. We anticipate that some of our executive officers may sell a nominal amount of their holdings during the 90-day restricted period solely to address tax planning issues pursuant to one such exception.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

J.P. Morgan Securities Inc. and Lehman Brothers Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, J.P. Morgan Securities Inc. and Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Pursuant to the Investment Agreement, all of the securities purchased by Warburg Pincus under the Investment Agreement, including the warrants and any preferred stock acquired in connection with the backstop commitment, and all of the shares of MBIA’s common stock purchased by Warburg Pincus in this offering are subject to transfer restrictions for a minimum of one year and up to three years. However, if the shareholders of MBIA do not approve the conversion of the preferred stock into MBIA common stock, no transfer restrictions will apply to the preferred stock following August 6, 2008.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”):

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

The underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

In addition, J.P. Morgan Securities Inc. and its affiliates have lending, derivative counterparty and other commercial relationships with us, have invested in certain Warburg Pincus funds and have performed other investment banking services for Warburg Pincus in the ordinary course of their business. Lehman Brothers Inc. is acting as a financial advisor to Warburg Pincus in connection with its investment in MBIA and, together with its affiliates, has invested in certain Warburg Pincus funds, acted as a lender to Warburg Pincus and its affiliates and performs other investment banking services for Warburg Pincus in the ordinary course of business.

Selling Restrictions in Foreign Jurisdictions

Public Offer Selling Restriction under the Prospectus Directive

Each underwriter represents and warrants that in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation State”), has not made and will not make an offer of any shares which are the subject of the offering contemplated by this prospectus supplement (the “Shares”) in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which have been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation State, make an offer of Shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

in each case provided that no such offer of Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any Shares to whom any offer is made under the offering will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Selling Restrictions Addressing Additional United Kingdom Securities Laws

Each of the underwriters has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Debevoise & Plimpton LLP represented MBIA in connection with this offering. Clifford Chance US LLP and Davis Polk & Wardwell represented the underwriters in connection with this offering. The validity of the shares of common stock offered pursuant to this offering has been passed upon for us by Day Pitney LLP.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and any information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in an applicable prospectus supplement will automatically update and supersede this information. We incorporate by reference the following documents (other than reports or portions thereof furnished under Item 2.02 or 7.01 of Form 8-K) which we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 1, 2007;

•	our Definitive Proxy Statement on Schedule 14A filed on March 28, 2007;

•	our Quarterly Report on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

•

our Current Reports on Form 8-K filed on January 11, 2007, January 31, 2007, February 2, 2007, February 21, 2007, April 2, 2007, May 9, 2007, July 26, 2007, July 30, 2007, August 6, 2007, September 26, 2007, December 6, 2007, December 13, 2007, December 17, 2007, December 26, 2007, January 9, 2008, January 14, 2008, January 17, 2008, January 22, 2008, January 24, 2008, January 31, 2008, February 1, 2008, and February 4, 2008; and

•

the description of MBIA’s capital stock set forth in MBIA’s registration statement filed with the SEC pursuant to Section 12 of the Securities Exchange Act, and any amendment or report filed for the purpose of updating any such description.

All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than reports or portions thereof furnished under Item 2.02 or 7.01 of Form 8-K), from (and including) the date of this prospectus and prior to the termination of the offering of the securities shall also be deemed to be incorporated in this prospectus by reference.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than certain exhibits to those documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to MBIA Inc., 113 King Street, Armonk, New York, 10504, Attention: Ram D. Wertheim, Esq. (Telephone: (914) 765-3945).

WHERE YOU CAN FIND INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available from the SEC’s web site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

This prospectus supplement is part of a registration statement that we have filed with the SEC relating to the securities to be offered. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC, and we refer you to the omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and do not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s Public Reference Room or through its web site.

PROSPECTUS

MBIA Inc.

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Warrants

Stock Purchase Contracts

Stock Purchase Units

By this prospectus, we may offer from time to time the securities described in this prospectus separately or together in any combination.

We will provide specific terms of any securities we are offering in a supplement to this prospectus. A prospectus supplement may also add, change or update information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “MBI.”

We may offer and sell these securities to or through one or more agents, underwriters, dealers or other third parties or directly to one or more purchasers on a continuous or delayed basis.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 29, 2007

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this process, we are registering an indeterminate amount of each class of the securities described in this prospectus, and we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. In addition, we may provide you with a free-writing prospectus related to such offering and file that free-writing prospectus with the SEC (a “Company free-writing prospectus”). The applicable prospectus supplement and any related Company free-writing prospectus may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement or Company free-writing prospectus, you should rely on the information in the applicable prospectus supplement or Company free-writing prospectus. You should carefully read both this prospectus, any prospectus supplement and any related Company free-writing prospectus together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities to be offered. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus, the applicable prospectus supplement, those documents incorporated by reference herein and therein and any related Company free-writing prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of this prospectus, any prospectus supplement or a related Company free-writing prospectus constitutes an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus, any prospectus supplement, any document incorporated by reference or any related Company free-writing prospectus is accurate as of any date other than the date on the front cover of the applicable document. Neither the delivery of this prospectus, any prospectus supplement or any related Company free-writing prospectus nor any distribution of securities pursuant to this prospectus or any prospectus supplement shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or such prospectus supplement or in our affairs since the date of this prospectus, such prospectus supplement or any related Company free-writing prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise stated or the context otherwise requires, references in this prospectus to “MBIA,” “we,” “us,” or “our” refer to MBIA Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference statements that do not directly or exclusively relate to historical or current facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe,” “anticipate,” “project,” “plan,” “expect,” “intend,” “will likely result,” or “will continue” and similar expressions identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of their respective dates.

Factors that could materially affect these forward-looking statements can be found in our periodic reports filed with the SEC. In addition to those discussed under the caption “Risk Factors” in an applicable prospectus supplement and in Item 1A of our most recent annual report on Form 10-K as well as of any of our quarterly reports since the date of the most recent annual report on Form 10-K and other possible factors not listed, the following factors could cause our actual results to differ materially from those expressed in forward-looking statements:

•	fluctuations in the economic, credit, interest rate or foreign currency environment in the United States or abroad;

•	level of activity within the national and international credit markets;

•	competitive conditions and pricing levels;

•	legislative or regulatory developments;

•	technological developments;

•	changes in tax laws;

•	changes in our financial strength ratings;

•	the effects of mergers, acquisitions and divestitures; and

•	uncertainties that have not been identified at this time.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus, and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

THE COMPANY

MBIA is a holding company whose subsidiaries are engaged in providing financial guarantee insurance, investment management services and municipal and other services to public finance and structured finance clients worldwide. We conduct our financial guarantee insurance business through our wholly-owned subsidiary, MBIA Insurance Corporation, or MBIA Corp., and its subsidiaries. MBIA Corp. has triple-A financial strength ratings from Standard and Poor’s Rating Services, Moody’s Investors Service, Inc., Fitch, Inc. and Rating and Investment Information, Inc. MBIA Corp. issues financial guarantees for municipal bonds, asset-backed and mortgage-backed securities, investor-owned utility bonds, bonds backed by publicly or privately funded public-purpose projects, bonds issued by sovereign and sub-sovereign entities, obligations collateralized by diverse pools of corporate loans and pools of corporate and asset-backed bonds, both in the new issue and secondary markets. Additionally, MBIA Corp. insures credit default swaps on pools of collateral, which it considers part of its core financial guarantee insurance business. The financial guarantees provide an unconditional and irrevocable guarantee of the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event that MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise, upon such acceleration by MBIA Corp.

We also provide investment management products and services to the public, not-for-profit and corporate sectors through our wholly-owned subsidiary, MBIA Asset Management, LLC and its subsidiaries. Such products and services include cash management, discretionary asset management and fund administration services and investment agreement, medium-term note and commercial paper programs related to funding assets for third-party clients and for investment purposes.

On December 5, 2006, we completed the sale of MBIA MuniServices Company, or MuniServices, to an investor group led by the management of MuniServices and so discontinued our revenue enhancement business for public-sector clients.

We were incorporated as a business corporation under the laws of the State of Connecticut in 1986. Our principal executive offices are located at 113 King Street, Armonk, New York 10504. The telephone number is (914) 273-4545.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and preference dividends for the periods indicated.

	For the Year ended December 31,					For the three months ended March 31,
	2002	2003	2004	2005	2006	2007
Ratio of earnings to fixed charges and preference dividends	11.7%	15.5%	15.2%	11.9%	14.0%	14.0%

We computed the ratio of earnings to fixed charges by dividing income from continuing operations before taxes plus fixed charges by the fixed charges. For the purposes of this ratio, fixed charges consist of interest expense incurred and one-third of rental payments, an amount deemed representative of the appropriate interest factor. Since we did not have any preferred stock outstanding during the periods indicated, our ratio of earnings to combined fixed charges and preference dividends for each relevant period is the same as our ratio of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES

General

We may offer to the public unsecured senior or subordinated debt securities directly or as part of a stock purchase unit. We refer to the senior debt securities and the subordinated debt securities together in this prospectus as the debt securities. We may also sell hybrid securities that combine certain features of the debt securities and other securities described in this prospectus.

We will issue the senior debt securities in one or more series under an indenture, which we refer to as the senior indenture, dated as of November 24, 2004, between us and The Bank of New York, as trustee.

We will issue the subordinated debt securities in one or more series under an indenture, which we refer to as the subordinated indenture, dated as of June 29, 2007, between us and The Bank of New York, as trustee. We refer to the senior indenture and the subordinated indenture together as the indentures.

The following description of the terms of the indentures is a summary. It summarizes only those portions of the indentures that we believe will be most important to your decision to invest in our debt securities. You should keep in mind, however, that it is the applicable indenture, and not this summary, which defines your rights as a holder of the debt securities of a particular series. There may be other provisions in the indentures that are also important to you. You should read the indentures for a full description of the terms of the debt securities.

In this description, we include references in parentheses to certain sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in any prospectus supplement, such sections or defined terms are incorporated by reference here or in the applicable prospectus supplement.

The senior indenture is incorporated by reference as an exhibit to the registration statement that includes this prospectus. The subordinated indenture has been filed as an exhibit to the registration statement that incorporates this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of the indentures.

For the avoidance of doubt, in this “Description of Debt Securities,” references to “MBIA,” “we,” “us” and “our” or similar terms are only to MBIA Inc. and not its subsidiaries.

Ranking

The debt securities will be unsecured obligations. The senior debt securities will rank equal in right of payment with all of our other unsecured, unsubordinated obligations. The subordinated debt securities will be subordinate and junior in right or payment to all of our senior debt.

Since we are a non-operating holding company, most of our operating assets are owned by our subsidiaries. We rely primarily on dividends from these subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses. Accordingly, the debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should rely only on our assets for payments on the debt securities. In addition, the payment of dividends by our insurance company subsidiary, MBIA Corp., is limited under the applicable insurance laws and regulations of the State of New York.

Unless we state otherwise in the applicable prospectus supplement, the indentures would not limit us from incurring or issuing other secured or unsecured debt under either of the indentures or any other indenture that we may have entered into or enter into in the future. See “—Subordination under the Subordinated Indenture” and the applicable prospectus supplement relating to any offering of subordinated debt securities.

Terms of the Debt Securities

We may issue the debt securities in one or more series through an indenture that supplements the senior indenture or the subordinated indenture or through a resolution of our board of directors or an authorized committee of our board of directors.

You should refer to the applicable prospectus supplement for the specific terms of the debt securities. These terms may include the following:

•	title of the debt securities;

•	any limit upon the aggregate principal amount of the series;

•	maturity date(s) or the method of determining the maturity date(s);

•	interest rate(s) or the method of determining the interest rates(s);

•	dates on which interest will be payable and circumstances, if any, in which interest may be deferred;

•	dates from which interest will accrue and the method of determining those dates;

•	place or places where we may pay principal, premium, if any, and interest and where you may present the debt securities for registration of transfer or exchange;

•	place or places where notices and demands relating to the debt securities and the indentures may be made;

•	redemption or early payment provisions;

•	sinking fund or similar provisions;

•	authorized denominations if other than denominations of $1,000 and integral multiples thereof;

•

currency, currencies or currency units, if other than U.S. dollars, in which the principal of, premium, if any, and interest on the debt securities is payable, or in which the debt securities are denominated;

•	any additions, modifications or deletions in the events of default or covenants of MBIA Inc. specified in the applicable indenture;

•	if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities that is payable upon declaration of acceleration of maturity;

•

any additions or changes to the applicable indenture necessary to permit or facilitate issuing the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•	any index or indices used to determine the amount of payments of principal of and premium, if any, on the debt securities or the method of determining these amounts;

•	whether the debt securities will be issued in whole or in part in the form of one or more global securities;

•	whether a temporary global security will be issued and the terms upon which temporary debt securities may be exchanged for definitive debt securities;

•	identity of the depositary for global securities;

•	appointment of any paying agent(s);

•	the terms and conditions of any obligation or right we would have or any option you would have to convert or exchange the debt securities into other securities or cash;

•	in the case of subordinated securities, any provisions regarding subordination; and

•	additional terms not inconsistent with the provisions of the indentures.

(Section 301 of each indenture)

We may also issue debt securities under the indentures upon the exercise of warrants. See “Description of Warrants.”

Special Payment Terms of the Debt Securities

We may issue one or more series of debt securities at a discount below their stated principal amount. These may bear no interest or interest at a rate which at the time of issuance is below market rates. We will describe U.S. federal tax consequences and special considerations relating to any series in the applicable prospectus supplement.

The purchase price of any of the debt securities may be payable in one or more foreign currencies or currency units. The debt securities may be denominated in one or more foreign currencies or currency units, or the principal of, premium, if any, or interest on any debt securities may be payable in one or more foreign currencies or currency units. We will describe the restrictions, elections, U.S. federal income tax considerations, specific terms and other information relating to the debt securities and any foreign currencies or foreign currency units in the applicable prospectus supplement.

If we use any index to determine the amount of payments of principal of, premium, if any, or interest on any series of debt securities, we will also describe in the applicable prospectus supplement the special U.S. federal income tax, accounting and other considerations applicable to the debt securities.

Denominations, Registration and Transfer

Unless we state otherwise in the applicable prospectus supplement, we will issue the debt securities in fully registered form without coupons and in denominations of $1,000 and integral multiples of $1,000. (Section 302 of each indenture)

Except as we may describe in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same issue and series, in any authorized denominations, of a like aggregate principal amount and bearing the same interest rate. You may present debt securities for exchange as described above, or for registration of transfer, at the office of the security registrar or at the office of any transfer agent we designate for that purpose. You will not incur a service charge but you will be required to pay any taxes and other governmental charges as described in the indentures. We have appointed the trustee as security registrar under the indentures. We may at any time rescind the designation of any transfer agent that we initially designate or approve a change in the location through which the transfer agent acts. We will specify the transfer agent in the applicable prospectus supplement. (Section 305 of each indenture)

Redemption

Unless we state otherwise in the applicable prospectus supplement, debt securities will not be subject to any sinking fund.

Unless we state otherwise in the applicable prospectus supplement, we may, at our option and at any time, redeem any series of debt securities, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest up to but not including the redemption date. (Section 1101 of each indenture) We may redeem debt securities in part only in the amount of $1,000 or integral multiples of $1,000. (Section 1102 of each indenture)

We will mail notice of any redemption of your debt securities at least 30 days but not more than 60 days before the redemption date to you at your registered address. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the debt securities or the portions called for redemption. (Section 1105 of each indenture)

Limitation Upon Liens

Because we are a holding company, our assets consist primarily of the securities of our subsidiaries. The negative pledge provisions of the indentures limit our ability to pledge some of these securities. The indentures provide that, except for liens specifically permitted by the indentures, so long as debt securities are outstanding we will not, and will not permit any subsidiary to, create, assume, incur or permit to exist any indebtedness for borrowed money (including any guarantee of indebtedness for borrowed money) that is secured by a pledge, lien or other encumbrance on:

•

the voting securities of MBIA Corp., or any subsidiary succeeding to any substantial part of the business now conducted by that corporation, which we refer to collectively as the “principal subsidiaries,” or

•	the voting securities of a subsidiary that owns, directly or indirectly, the voting securities of any of such principal subsidiaries,

without making effective provision so that the debt securities issued and outstanding under the indentures will be secured equally and ratably with indebtedness so secured so long as such other indebtedness shall be so secured. (Section 1006 of each indenture)

Under the indentures, “subsidiary” means any corporation, partnership or other entity of which, at the time of determination, we or one or more other subsidiaries own directly or indirectly more than 50% of the outstanding voting stock or equivalent interest, and “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. (Section 101 of each indenture)

Consolidation, Merger and Sale of Assets

The indentures provide that, so long as any debt securities are outstanding, we may not consolidate with, or merge with or into, or convey, transfer or lease our assets substantially as an entirety to any other corporation, partnership, trust or limited liability company unless:

•	in the case of the subordinated indenture, MBIA is the surviving corporation in a merger or consolidation; or

•

the successor entity is an entity organized under the laws of the United States of America, any State of the United States of America or the District of Columbia that expressly assumes by a supplemental indenture the due and punctual payment of the principal of and any premium and interest on the debt securities and all of our covenants under the applicable indenture;

•

immediately after the merger, consolidation, conveyance, transfer or lease we, or the successor entity, will not be in default in the performance of the covenants and conditions of the applicable indenture applicable to us; and

•	other conditions specified in the applicable indenture are met.

This covenant would not apply to the direct or indirect conveyance, transfer or lease of all or any portion of the stock, assets or liabilities of any of our wholly-owned subsidiaries to us or to our other wholly-owned subsidiaries. Nor would this covenant apply to any recapitalization transaction, a change of control of MBIA Inc. or a highly leveraged transaction unless such transaction or change of control were structured to include a merger or consolidation by us or the conveyance, transfer or lease of our assets substantially as an entirety. (Section 801 of each indenture)

Events of Default

Under the terms of each indenture, each of the following constitutes an event of default for a series of debt securities:

•	default in the payment of any interest payable on any debt security of that series when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt security of that series when due, either at maturity, upon the redemption or otherwise;

•

default in the performance, or breach, of any of the other covenants or agreements we made in respect of that series of debt securities that continues for 60 days after written notice has been provided in accordance with the procedures in the applicable indenture;

•	certain events of bankruptcy, insolvency or reorganization; or

•	any other event of default described in the applicable supplemental indenture under which the series of debt securities is issued. (Section 501 of each indenture)

In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization, all outstanding debt securities will become due and payable immediately, without further action or notice on the part of the holders of the debt securities or the trustee. If any other event of default under the indentures with respect to the outstanding debt securities occurs and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of the affected series may declare the principal amount of all of the debt securities of the affected series to be due and payable immediately (subject, in the case of an event of default under the subordinated indenture, to the subordination provisions applicable to that series of subordinated securities) by written notice thereof to us, and to the trustee if given by the holders. However, at any time after a declaration of acceleration with respect to the debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of the affected series may rescind and annul such declaration and its consequences if we pay or deposit with the trustee all required payments of the principal of and interest on the debt securities, plus certain fees, expenses, disbursements and advances of the trustee and all events of default, other than the nonpayment of accelerated principal (or a specified portion of the principal) and interest, with respect to the debt securities have been cured or waived as provided in the indentures. The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of a particular series may waive any past default with respect to that series and its consequences, except a default in the payment of principal of or premium, if any, or interest on the debt securities or in respect of a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holders of each affected debt security. (Sections 502 and 513 of each indenture)

The trustee is required to give notice to the holders of the debt securities within 90 days of a default under the indentures unless such default shall have been cured or waived; provided, however, that the trustee may withhold notice to the holders of the debt securities of any default with respect to the debt securities (except a default in the payment of the principal of or interest on the debt securities) if certain specified officers of the trustee consider that withholding notice is in the interest of the holders of the debt securities. (Section 602 of each indenture)

Each indenture provides that no holder of debt securities may institute any proceeding, judicial or otherwise, with respect to such indenture or for any remedy under such indenture, except in the case of failure of the trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of the relevant series, as well as an offer of indemnity reasonably satisfactory to the trustee. This provision will not prevent any holder of debt securities from instituting suit for the enforcement of payment of the principal of, premium, if any, and interest payable with respect to the debt securities at their respective due dates. (Sections 507 and 508 of each indenture)

Subject to provisions in each indenture relating to the trustee’s duties in case of default, the trustee is not under an obligation to exercise any of its rights or powers under the applicable indenture (other than the payment of any amounts on the debt securities furnished to it pursuant to such indenture) at the request or direction of any holders of debt securities unless the trustee is offered reasonable security or indemnity against any fees, expenses or liabilities incurred in connection with the exercise of such rights or powers. Assuming this indemnification provision is met, the holders of not less than a majority in aggregate principal amount of the outstanding debt securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. (Sections 512 and 603 of each indenture)

On or before May 1 of each year, we must deliver to the trustee under each indenture a certificate, signed by two of several specified officers, stating whether or not, to the best knowledge of the signers thereof, we are in default of any of the conditions and covenants under the applicable indenture and, in the event of any default, specifying the nature and status of the default. (Section 1004 of each indenture)

Modification of the Indentures

We and the trustee under each indenture may, without the consent of the holders of debt securities, amend, waive or supplement such indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies. However, no action may materially adversely affect the interests of holders of any series of debt securities. We may also amend each indenture to maintain the qualification of such indenture under the Trust Indenture Act. (Section 901 of each indenture)

In addition, we and the trustee may execute, without your consent, any supplemental indenture for the purpose of creating any new series of debt securities.

We and the trustee under each indenture may modify and amend such indenture with the consent of the holders of not less than a majority in aggregate principal amount of the series of debt securities issued under such indenture that will be affected by the amendment. However, no modification or amendment of an indenture may, without the consent of the holder of each outstanding debt security issued thereunder that will be affected:

•	change the stated maturity of the principal of, or any installment of interest payable on, any outstanding debt security;

•

reduce the principal amount of, or the rate of interest on any outstanding debt securities or the premium, if any, payable upon the redemption thereof, or the amount of principal of an original issue discount security, that would be due and payable upon redemption of such security or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any outstanding debt security;

•	change the place of payment or the currency in which the principal of or the interest on any outstanding debt security is payable;

•	impair the right of any holder to institute suit for the enforcement of any payment on or with respect to any outstanding debt security on or after its stated maturity date or redemption date;

•

reduce the percentage of the holders of outstanding debt securities necessary to modify or amend the applicable indenture, to waive compliance with certain provisions of the applicable indenture or certain defaults and consequences of the defaults or to reduce the quorum or voting requirements set forth in the applicable indenture;

•

modify any of these provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of all of the holders of the debt securities affected; or

•	in the case of the subordinated indenture, modify the subordination of the subordinated debt securities in a manner adverse to the holders.

(Section 902 of each indenture)

No consent by the holders of senior debt securities is needed for an amendment to the subordinated indenture, even if such amendment adversely affects the holders of senior debt securities.

Satisfaction and Discharge

Each indenture provides that when, among other things, all debt securities not previously delivered to the trustee for cancellation:

•	have become due and payable;

•	will become due and payable at their stated maturity within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense,

and we deposit or cause to be deposited with the trustee, money or United States government obligations or a combination thereof, as trust funds, in an amount to be sufficient to pay and discharge the entire indebtedness on the debt securities of such series not previously delivered to the trustee for cancellation, for the principal, and premium, if any, and interest to the date of the deposit or to the stated maturity or redemption date, as the case may be, then the applicable indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged such indenture. However, we will continue to be obligated to pay all other sums due under such indenture. (Section 401 of each indenture).

Defeasance and Covenant Defeasance

Unless we state otherwise in the applicable prospectus supplement, each indenture provides that we may discharge all of our obligations, other than as to transfers and exchanges, under any series of the debt securities at any time, and that we may also be released from our obligations described above under “Limitation Upon Liens” and “Consolidation, Merger and Sale of Assets” and from certain other obligations, including obligations imposed by supplemental indenture with respect to that series, if any, and elect not to comply with those sections and obligations without creating an event of default. Discharge under the first procedure is called “defeasance” and under the second procedure is called “covenant defeasance.”

Defeasance or covenant defeasance may be effected with respect to any debt securities only if, among other things:

•

we irrevocably deposit with the trustee money or United States government obligations or a combination thereof, as trust funds in an amount certified to be sufficient to pay on the respective stated maturities, the principal of and interest on the outstanding debt securities of that series;

•	we deliver to the trustee an opinion of counsel to the effect that:

•

the holders of the debt securities will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge or as a result of the deposit and covenant defeasance;

•

the deposit, defeasance and discharge or the deposit and covenant defeasance will not otherwise alter those holders’ United States federal income tax treatment of principal and interest payments on the debt securities of that series (in the case of a defeasance, this opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the execution of the applicable indenture, since that result would not occur under current tax law); and

•	no event of default with respect to such securities has occurred and is continuing.

(Article XII of the senior indenture and Article XIII of the subordinated indenture)

The subordinated indenture will not be discharged as described above if we have defaulted in the payment of principal of, premium, if any, or interest on any senior debt, as defined below under “—Subordination under the Subordinated Indenture,” and that default is continuing or another event of default on the senior debt then exists and has resulted in the senior debt becoming or being declared due and payable prior to the date it otherwise would have become due and payable.

Global Debt Securities

We may issue all or any part of a series of debt securities in the form of one or more global debt securities. We will appoint the depositary holding the global debt securities. Unless we otherwise indicate in the applicable prospectus supplement, the depositary will be the Depository Trust Company, or DTC. We will issue global debt securities in registered form and in either temporary or definitive form. Unless it is exchanged for definitive debt securities, a global debt security may not be transferred except:

•	by the depositary to its nominee;

•	by a nominee of the depositary to the depositary or another nominee; or

•	by the depositary or any nominee to a successor of the depositary, or a nominee of the successor. (Section 305 of each indenture)

We will describe the specific terms of the depositary arrangement in the applicable prospectus supplement. We expect that the following provisions will generally apply to these depositary arrangements.

Beneficial Interests in a Global Debt Security

If we issue a global debt security, the depositary for the global debt security or its nominee will credit on its book-entry registration and transfer system the principal amounts of the debt securities represented by the global debt security to the accounts of persons that have accounts with it. We refer to those persons as participants. The accounts will be designated by the dealers, underwriters or agents for the debt securities, or by us if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global debt security will be limited to participants or persons who may hold interests through participants. Ownership and transfers of beneficial interests in the global debt security will be shown on, and transactions can be effected only through, records maintained by the applicable depositary or its nominee, for interests of participants, and the records of participants, for interests of persons who hold through participants. The laws of some states may require that you take physical delivery of securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a global debt security.

So long as the depositary or its nominee is the registered owner of a global debt security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global debt security for all purposes under the applicable indenture. Except as provided below, you:

•	will not be entitled to have registered in your name any of the debt securities represented by the global debt security;

•	will not receive or be entitled to receive physical delivery of any debt securities in definitive form; and

•	will not be considered the owner or holder of the debt securities under the applicable indenture.

Payments of Principal, Premium and Interest

We will make principal, premium, if any, and interest payments on global debt securities to the depositary that is the registered holder of the global debt security or its nominee. The depositary for the global debt securities will be solely responsible and liable for all payments made on account of your beneficial ownership interests in the global debt security and for maintaining, supervising and reviewing any records relating to your beneficial ownership interests.

We expect that the depositary or its nominee, upon receipt of any principal, premium or interest payment, will immediately credit participants’ accounts with amounts in proportion to their respective beneficial interests in the principal amount of the global debt security as shown on the records of the depositary or its nominee. We also expect that payments by participants to you, as an owner of a beneficial interest in the global debt security held through those participants, will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of those participants.

Issuance of Definitive Debt Securities

Unless we state otherwise in the applicable prospectus supplement, if a depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue definitive debt securities in exchange for the global debt security. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the particular series of debt securities, determine not to have any such debt securities represented by one or more global debt securities. If that occurs, we will issue definitive debt securities in exchange for the global debt security.

Further, we may specify that you may, on terms acceptable to us, the trustee and the depositary, receive definitive debt securities in exchange for your beneficial interest in a global debt security, subject to any limitations described in the prospectus supplement relating to the particular series of debt securities. In that instance, you will be entitled to physical delivery of definitive debt securities equal in principal amount to that beneficial interest and to have the debt securities registered in your name. Unless we otherwise specify, we will issue those definitive debt securities in denominations of $1,000 and integral multiples of $1,000. (Section 305 of each indenture)

Payment and Paying Agents

Unless we state otherwise in an applicable prospectus supplement, we will pay principal of, premium, if any, and interest on your debt securities at the office of the trustee for your debt securities in the City of New York or at the office of any paying agent that we may designate. We may at any time designate additional paying agents or rescind the designation of any paying agent. So long as any debt securities remain outstanding, we must maintain a paying agent in each place of payment for such debt securities. (Section 1002 of each indenture)

Unless we state otherwise in the applicable prospectus supplement, we will pay any interest on debt securities to the registered owner of the debt security at the close of business on the fifteenth day prior to the interest payment date, except in the case of defaulted interest. (Section 307 of each indenture)

Any moneys deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of, premium, if any, and interest on any debt security that remain unclaimed for two years after the principal, premium or interest has become due and payable will, at our request, be repaid to us. After repayment to us, you are entitled to seek payment only from us as a general unsecured creditor. (Section 1003 of each indenture)

Conversion or Exchange

Each indenture permits us to issue debt securities that we may convert or exchange into common stock or other securities. We will describe the specific terms on which the debt securities may be converted or exchanged in the applicable prospectus supplement. The conversion or exchange may be mandatory, at your option, or at our option, as specified in the applicable prospectus supplement. The applicable prospectus supplement will describe the manner in which the shares of common stock or other securities you would receive would be converted or exchanged.

Subordination under the Subordinated Indenture

Unless we state otherwise in an applicable prospectus supplement, in the subordinated indenture we have agreed, and holders of subordinated debt will be deemed to have agreed, that any subordinated debt securities are subordinate and junior in right of payment to all senior debt, to the extent provided in the subordinated indenture. (Section 1201 of the subordinated indenture)

Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with our insolvency or bankruptcy, the holders of senior debt will first be entitled to receive payment in full of principal of, premium, if any, and interest on the senior debt before the holders of subordinated debt securities will be entitled to receive or retain any payment of the principal of, premium, if any, or interest on the subordinated debt securities. (Section 1202 of the subordinated indenture)

If the maturity of any subordinated debt securities is accelerated, the holders of all senior debt outstanding at the time of the acceleration will first be entitled to receive payment in full of all amounts due, including any amounts due upon acceleration, before the holders of subordinated debt securities will be entitled to receive any payment of the principal of, premium, if any, or interest on the subordinated debt securities. (Section 1203 of the subordinated indenture)

We will not make any payments of principal of, premium, if any, or interest on the subordinated debt securities if:

•	a default in any payment on senior debt then exists;

•	an event of default on any senior debt resulting in the acceleration of its maturity then exists; or

•	any judicial proceeding is pending in connection with a default on any senior debt.

(Section 1204 of the subordinated indenture)

When we use the term “debt” we mean, with respect to any person, whether recourse is to all or a portion of the assets of that person and whether or not contingent:

•	every obligation of, or any obligation guaranteed by, that person for money borrowed;

•

every obligation of, or any obligation guaranteed by, that person evidenced by bonds, debentures, notes or other similar instruments, including obligations assumed or incurred in connection with the acquisition of property, assets or businesses but excluding the obligation to pay the deferred purchase price of any such property, assets or businesses if payable in full within 90 days from the date such debt was created;

•	every capital lease obligation of that person;

•	leases of property or assets made as part of any sale and lease-back transaction to which that person is a party; and

•	any amendments, renewals, extensions, modifications and refundings of any such debt.

When we use the term “senior debt”, we mean the principal of, premium, if any, and interest on debt, whether incurred on, prior to, or after the date of the subordinated indenture, unless the instrument creating or evidencing that debt or pursuant to which that debt is outstanding states that those obligations are not superior in right of payment to the subordinated debt securities or to other debt which ranks equally with, or junior to, the subordinated debt securities. Interest on this senior debt includes interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to MBIA Inc., whether or not the claim for post-petition interest is allowed in that proceeding.

However, senior debt will not include:

•	any debt of MBIA Inc. which when incurred and without regard to any election under Section 1111(b) of the Bankruptcy Code was without recourse to MBIA Inc.;

•	any debt of MBIA Inc. to any of its subsidiaries;

•	any debt to any employee of MBIA Inc. or any of its subsidiaries;

•	any liability for taxes; or

•

any indebtedness or monetary obligations to trade creditors or assumed by MBIA Inc. or any of its subsidiaries in the ordinary course of business in connection with the obtaining of goods, materials or services.

We are a non-operating holding company, and most of our assets are owned by our subsidiaries. Accordingly, the debt securities will be effectively subordinated to all our existing and future liabilities. You should rely only on our assets for payments of interest and principal and premium, if any. In addition, the payment of dividends by our insurance company subsidiary, MBIA Corp., is limited under the applicable insurance laws and regulations of the State of New York.

The subordinated indenture does not limit the amount of additional senior debt that we may incur. We expect from time to time to incur additional senior debt.

The subordinated indenture provides that we may change the subordination provisions relating to any particular issue of subordinated debt securities prior to issuance. We will describe any such change in the applicable prospectus supplement.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York. (Section 112 of each indenture)

Information Concerning the Trustee

The trustee under each indenture will have all the duties and responsibilities of an indenture trustee specified in the Trust Indenture Act. Neither trustee is required to expend or risk its own funds or otherwise incur financial liability in performing its duties or exercising its rights and powers if it reasonably believes that it is not reasonably assured of repayment or adequate indemnity. (Section 601 of each indenture)

The trustee under each indenture acts as depositary for funds of, makes loans to, and/or performs other services for, us and our subsidiaries in the normal course of business.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material features of our capital stock. The summary is not complete and is qualified in its entirety by all of the provisions of our restated certificate of incorporation and our by-laws. Those documents are incorporated by reference as exhibits to the registration statement that includes this prospectus, and we encourage you to read them.

For the avoidance of doubt, in this “Description of Capital Stock,” references to “MBIA,” “we,” “us” and “our” or similar terms are only to MBIA Inc. and not its subsidiaries.

Our authorized capital stock consists of 400,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. At the date of this prospectus no shares of preferred stock are outstanding. We do not currently have outstanding, and our restated certificate of incorporation does not authorize, any other classes of capital stock.

Common Stock

The holders of shares of our common stock have no preemptive, redemption or conversion rights. Subject to the preferential rights of any holders of any outstanding series of our preferred stock, each holder of common stock is entitled to receive dividends, if declared by our board of directors, out of funds that we can legally use to pay dividends. In the event of our liquidation, dissolution or winding-up, the holders of common stock will be entitled to share proportionately in the distribution of all of our assets remaining after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled. Each holder of common stock is entitled to one vote per share registered in that holder’s name on our books on all matters submitted to a vote of stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol “MBI.” The transfer agent for our common stock is Wells Fargo Shareowner Services.

We will describe in the applicable prospectus supplement relating to an offering of common stock, terms relevant to the offering, including the number of shares offered, the initial offering price, market price and dividend information.

Preferred Stock

We will describe the particular terms of any series of preferred stock in the applicable prospectus supplement relating to that series. Our board of directors or a duly authorized committee of our board of directors will adopt a certificate of amendment fixing the rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption, retirement and sinking fund provisions and liquidation preferences, if any, of the preferred stock of each series. We will also describe the terms, if any, on which shares of any series of preferred stock are convertible or exchangeable into common stock, in the applicable prospectus supplement relating to that series of preferred stock. The terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at our option, in which case the number of shares of common stock to be received by the holders of preferred stock would be calculated as of a time and in the manner stated in the applicable prospectus supplement. The description of the terms of a particular series of preferred stock that we will set forth in the applicable prospectus supplement will not be complete and will be qualified in its entirety by reference to the certificate of amendment relating to that series.

Provisions of Our Restated Certificate of Incorporation

Our restated certificate of incorporation requires the approval of at least a majority of the outstanding shares of common stock for the amendment of the provisions which describe the factors our board of directors may consider in evaluating proposed mergers, sales and other corporate transactions. Further, as an insurance holding company, we are subject to state insurance regulations that require prior approval of a change of control. For more information on these regulations, see “Business—Insurance Operations—Insurance Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2006, incorporated by reference in this prospectus and in the registration statement that contains this prospectus. These provisions and regulations may discourage attempts to obtain our control.

In our restated certificate of incorporation we have elected not to be subject to the provisions of Sections 33-374a through 33-374c of the Connecticut Stock Corporation Act (now Sections 33-840 through 33-842 of the Connecticut Business Corporation Act), which would have imposed stricter requirements for approval of some mergers, liquidations and other business transactions in which we may be involved.

DESCRIPTION OF DEPOSITARY SHARES

General Terms

We may elect to offer depositary shares representing receipts for fractional interests in debt securities or preferred stock. In this case, we will issue receipts for depositary shares, each of which will represent a fraction of a debt security or share of a particular series of preferred stock, as the case may be.

We will deposit the debt securities or shares of any series of preferred stock represented by depositary shares under a deposit agreement between us and a depositary which we will name in the applicable prospectus supplement. Subject to the terms of the deposit agreement, as an owner of a depositary share you will be entitled, in proportion to the applicable fraction of a debt security or share of preferred stock represented by the depositary share, to all the rights and preferences of the debt security or preferred stock, as the case may be, represented by the depositary share, including, as the case may be, interest, dividend, voting, redemption, sinking fund, repayment at maturity, subscription and liquidation rights.

The following description of the terms of the deposit agreement is a summary. It summarizes only those terms of the deposit agreement which we believe will be most important to your decision to invest in our depositary shares. You should keep in mind, however, that it is the deposit agreement, and not this summary, which defines your rights as a holder of depositary shares. There may be other provisions in the deposit agreement which are also important to you. You should read the deposit agreement for a full description of the terms of the depositary shares. The form of the deposit agreement will be filed with the SEC as an exhibit to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain a copy of the deposit agreement.

Interest, Dividends and Other Distributions

The depositary will distribute all payments of interest, cash dividends or other cash distributions received on the debt securities or preferred stock, as the case may be, to you in proportion to the number of depositary shares that you own.

In the event of a payment of interest or distribution other than in cash, the depositary will distribute property received by it to you in an equitable manner, unless the depositary determines that it is not feasible to make a distribution. In that case, the depositary may sell the property and distribute the net proceeds from the sale to you.

Redemption of Depositary Shares

If we redeem a series of debt securities or preferred stock represented by depositary shares, the depositary will redeem your depositary shares from the proceeds received by the depositary resulting from the redemption. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per debt security or share of preferred stock, as the case may be, payable in relation to the redeemed series of debt securities or preferred stock. Whenever we redeem debt securities or shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing, as the case may be, the debt securities or shares of preferred stock redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot, proportionately or by any other equitable method as the depositary may determine.

Voting the Preferred Stock or Exercise of Rights under the Indentures

Upon receipt of notice of any meeting at which you, as a holder of interests in deposited preferred stock, are entitled to vote, or of any request for instructions or directions from you, as holder of deposited debt securities, the depositary will mail to you the information contained in that notice. Each record holder of the depositary shares on the record date will be entitled to instruct the depositary how to vote the amount of the preferred stock represented by that holder’s depositary shares or how to give instructions or directions with respect to the debt securities represented by that holder’s depository shares. The record date for the depositary shares will be the same date as the record date for the preferred stock or debentures, as the case may be. The depositary will endeavor, to the extent practicable, to vote the amount of the preferred stock, or to give instructions or directions with respect to the debt securities, as the case may be, represented by the depositary shares in accordance with those instructions. We will agree to take all reasonable action which the depositary may deem necessary to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock or giving instructions or directions with respect to the debentures, as the case may be, if it does not receive specific instructions from you.

Amendment and Termination of the Deposit Agreement

We and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. However, any amendment which materially and adversely alters the rights of the holders of the depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding.

The deposit agreement will terminate if:

•	all outstanding depositary shares have been redeemed; or

•

there has been a final distribution in respect of the preferred stock, including in connection with our liquidation, dissolution or winding up, or a complete repayment or redemption of the debt securities and the distribution, repayment or redemption proceeds, as the case may be, have been distributed to you.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so. We also may, at any time, remove the depositary. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the relevant series of preferred stock or debt securities, as the case may be, and issuance of depositary receipts, all withdrawals of shares of the relevant series of preferred stock or debt securities, as the case may be, by you and any repayment or redemption of the relevant series of preferred stock or debt securities, as the case may be. You will pay other transfer and other taxes and governmental charges, as well as the other charges that are expressly provided in the deposit agreement to be for your account.

Miscellaneous

The depositary will forward all reports and communications from us which are delivered to the depositary and which we are required or otherwise determine to furnish to holders of the deposited debt securities or preferred stock, as the case may be.

Neither we nor the depositary will be liable under the deposit agreement to you other than for the depositary’s gross negligence, willful misconduct or bad faith. Neither we nor the depositary will be obligated to prosecute or defend any legal proceedings relating to any depositary shares, debt securities or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting debt securities or shares of preferred stock for deposit, you or other persons believed to be competent and on documents which we and the depositary believe to be genuine.

DESCRIPTION OF WARRANTS

We may issue warrants, including warrants to purchase debt securities, preferred stock or common stock. We may issue warrants independently or together with any other securities, and they may be attached to or separate from those securities. We will issue the warrants under warrant agreements between us and a bank or trust company, as warrant agent, that we will describe in the applicable prospectus supplement relating to the warrants that we offer.

The following description of the terms of the warrants is a summary. It summarizes only those terms of the warrants and the warrant agreement which we believe will be most important to your decision to invest in our warrants. You should keep in mind, however, that it is the warrant agreement and the warrant certificate relating to the warrants, and not this summary, which defines your rights as a warrant holder. There may be other provisions in the warrant agreement and the warrant certificate relating to the warrants which are also important to you. You should read these documents for a full description of the terms of the warrants. Forms of these documents will be filed with the SEC as exhibits to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of these documents.

Debt Warrants

We will describe in the applicable prospectus supplement the terms of warrants to purchase debt securities that we may offer, the warrant agreement relating to the debt warrants and the warrant certificates representing the debt warrants. These terms will include the following:

•	the title of the debt warrants;

•	the debt securities for which the debt warrants are exercisable;

•	the aggregate number of the debt warrants;

•	the principal amount of debt securities that you may purchase upon exercise of each debt warrant, and the price or prices at which we will issue the debt warrants;

•	the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities issued with the debt warrants, and the number of debt warrants issued with each debt security;

•	the date, if any, from which you may separately transfer the debt warrants and the related securities;

•	the date on which your right to exercise the debt warrants commences, and the date on which your right expires;

•	the maximum or minimum number of the debt warrants which you may exercise at any time;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	any other terms of the debt warrants and terms, procedures and limitations relating to your exercise of the debt warrants; and

•	the terms of the securities you may purchase upon exercise of the debt warrants.

We will also describe in the applicable prospectus supplement any provisions for a change in the exercise price or expiration date of the debt warrants and the kind, frequency and timing of any notice to be given. You may exchange debt warrant certificates for new debt warrant certificates of different denominations and may exercise debt warrants at the corporate trust office of the warrant agent or any other office that we indicate in the applicable prospectus supplement. Prior to exercise, you will not have any of the rights of holders of the debt securities purchasable upon that exercise and will not be entitled to payments of principal, premium, if any, or interest on the debt securities purchasable upon the exercise.

Other Warrants

We may issue other warrants. We will describe in the applicable prospectus supplement the following terms of those warrants:

•	the title of the warrants;

•	the securities, which may include preferred stock or common stock, for which you may exercise the warrants;

•	the aggregate number of the warrants;

•	the number of securities that you may purchase upon exercise of each warrant, and the price or prices at which we will issue the warrants;

•	the procedures and conditions relating to the exercise of the warrants;

•	the designation and terms of any related securities issued with the warrants, and the number of warrants issued with each security;

•	the date, if any, from which you may separately transfer the warrants and the related securities;

•	the date on which your right to exercise the warrants commences, and the date on which your right expires;

•	the maximum or minimum number of the warrants which you may exercise at any time;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	any other terms of the warrants and terms, procedures and limitations relating to your exercise of the warrants; and

•	the designation and terms of the common stock, preferred stock or other securities you may purchase upon exercise of the warrants.

We will also describe in the applicable prospectus supplement any provisions for a change in the exercise price or expiration date of the warrants and the kind, frequency and timing of any notice to be given. You may exchange warrant certificates for new warrant certificates of different denominations and may exercise warrants at the corporate trust office of the warrant agent or any other office that we indicate in the applicable prospectus supplement. Prior to the exercise of your warrants, you will not have any of the rights of holders of the preferred stock, common stock or other securities purchasable upon that exercise and will not be entitled to dividend payments, if any, or voting rights of the preferred stock, common stock or other securities purchasable upon the exercise.

Exercise of Warrants

We will describe in the applicable prospectus supplement the principal amount or the number of our securities that you may purchase for cash upon exercise of a warrant, and the exercise price. You may exercise a warrant as described in the applicable prospectus supplement at any time up to the close of business on the expiration date stated in the prospectus supplement. Unexercised warrants will become void after the close of business on the expiration date, or any later expiration date that we determine.

We will forward the securities purchasable upon the exercise as soon as practicable after receipt of payment and the properly completed and executed warrant certificate at the corporate trust office of the warrant agent or other office stated in the applicable prospectus supplement. If you exercise less than all of the warrants represented by the warrant certificate, we will issue you a new warrant certificate for the remaining unexercised warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating you to purchase from us, and us to sell to you, a specific number of shares of common stock or preferred stock, or other property, at a future date or dates. The price per share of preferred stock or common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts. We may issue stock purchase contracts separately or as a part of units each consisting of a stock purchase contract and senior or subordinated debt securities or debt obligations of third parties, including U.S. Treasury securities, securing your obligations to purchase the preferred stock or the common stock under the stock purchase contract. The stock purchase contracts may require us to make periodic payments to you or vice versa and the payments may be unsecured or prefunded on some basis. The stock purchase contracts may require you to secure your obligations in a specified manner. We will describe in the applicable prospectus supplement the terms of any stock purchase contracts or stock purchase units and will contain a discussion of the material United States federal income tax considerations applicable to the stock purchase contracts and stock purchase units. The description in the applicable prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus from time to time in one or more transactions separately or as units with other securities. We may sell the securities of or within any series:

•	to one or more underwriters for public offering and sale by them;

•	through agents or dealers; or

•	to investors directly.

We will name any agent or dealer involved in an offer and sale of the securities in the applicable prospectus supplement. If we sell the securities through an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters at the time we reach an agreement for such sale, and the applicable prospectus supplement used by the underwriters to make resales of the securities will set forth:

•	the names of the managing underwriter or underwriters and of any other underwriters;

•	the respective amounts underwritten; and

•	the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any.

Moreover, unless we state otherwise in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to conditions precedent and that the underwriters will be obligated to purchase all of the securities being offered if any are purchased.

We may offer and sell the securities described in this prospectus:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to market prices prevailing at the time of sale; or

•	at negotiated prices.

We may also, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions described in any applicable prospectus supplement.

In connection with sales of the securities described in this prospectus, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers for whom they may act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions, which may be changed from time to time, from the purchasers for whom they may act as agents.

We will describe in the applicable prospectus supplement, any underwriting compensation we may pay to underwriters or agents in connection with the offering of the securities described in this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in distributions of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they may receive and any profit they may realize on resales of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

If a dealer participates in the sale of the securities described in this prospectus, we will sell the securities to such dealer as principal. The dealer may then resell the securities to the public at varying prices to be determined by such dealer at the time of resale. We will state the name of the dealer and the terms of the transaction in the applicable prospectus supplement relating to that particular offering.

We may directly solicit offers to purchase the securities and we may make sales of the securities directly to institutional investors or others, who may be deemed to be underwriters under the Securities Act with respect to any resale of the securities. We will state the terms of any direct offers and sales in the applicable prospectus supplements.

We may also offer and sell securities, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms referred to as remarketing firms, acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us, and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters under the Securities Act in connection with the securities they remarket.

We may indemnify agents, underwriters, dealers and remarketing firms against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, dealers and remarketing firms, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

We may authorize our agents, dealers and underwriters to solicit offers by certain institutions to purchase the securities at the public offering price under delayed delivery contracts.

•

If we use delayed delivery contracts, we will disclose that we are using them in the applicable prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts.

•	These delayed delivery contracts will be subject only to the conditions that we describe in the applicable prospectus supplement.

•

We will describe in the applicable prospectus supplement the commission that underwriters and agents soliciting purchases of the securities under delayed delivery contracts will be entitled to receive.

We may or may not list the securities described in this prospectus on a national securities exchange or a foreign securities exchange. Some series of the securities will be new issues and will not have established trading markets. We cannot give any assurances that there will be a market for any of the securities.

LEGAL MATTERS

Unless we state otherwise in the applicable prospectus supplement, legality of the securities offered by this prospectus will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Certain legal matters will be passed upon for any underwriters or agents by counsel to be named in the applicable prospectus supplement. Such counsel may rely, as to matters of Connecticut law, upon the opinion of Day Pitney LLP, One Canterbury Green, Stamford, Connecticut 06901, Connecticut counsel for MBIA Inc.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available from the SEC’s web site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities to be offered. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC, and we refer you to the omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and do not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s Public Reference Room or through its web site.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and any information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in an applicable prospectus supplement will automatically update and supersede this information. We incorporate by reference the following documents (other than reports or portions thereof furnished under Item 2.02 or 7.01 of Form 8-K) which we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Definitive Proxy Statement on Schedule 14A filed on March 28, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	our Current Report on Form 8-K filed on May 9, 2007; and

•

the description of MBIA’s capital stock set forth in MBIA’s registration statement filed with the Securities and Exchange Commission pursuant to Section 12 of the Securities Exchange Act, and any amendment or report filed for the purpose of updating any such description.

All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than reports or portions thereof furnished under Item 2.02 or 7.01 of Form 8-K), from the date of this prospectus and prior to the termination of the offering of the securities shall also be deemed to be incorporated in this prospectus by reference.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than certain exhibits to those documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to MBIA Inc., 113 King Street, Armonk, New York, 10504, Attention: Ram D. Wertheim, Esq. (Telephone: (914) 765-3945).